1 SANGOMA TECHNOLOGIES CORPORATION Notice of Annual and Special Meeting of Shareholders and Management Information Circular November 8, 2023 To be held on December 12, 2023 via live audio webcast at 11:00 a.m. (Toronto time)

2 TABLE OF CONTENTS NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS 3 MANAGEMENT INFORMATION CIRCULAR 4 EXCHANGE RATE 4 PROXY SOLICITATION AND VOTING 4 INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES 8 VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES 8 PRINCIPAL HOLDERS OF VOTING SHARES 9 MATTERS TO BE ACTED UPON AT THE MEETING 9 COMPENSATION 14 SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS 27 REPORT ON CORPORATE GOVERNANCE 27 EQUITY INCENTIVE PLANS 31 NASDAQ CORPORATE GOVERNANCE 38 INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS 39 INDEMNIFICATION AND DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE 39 INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS 39 INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON 39 ADDITIONAL INFORMATION 39 APPROVAL OF BOARD OF DIRECTORS 39 Schedule A BY-LAW RESOLUTION 41 Schedule B AMENDED AND RESTATED BY-LAW NO. 2 42 Schedule C COMPENSATION CLAWBACK POLICY 43

3 SANGOMA TECHNOLOGIES CORPORATION Suite 100 100 Renfrew Drive Markham, ON L3R 9R6 NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of Sangoma Technologies Corporation (the “Corporation”) will be held virtually via live audio webcast at meetnow.global/M6QAYVY on Tuesday, December 12, 2023 at 11:00 a.m. (Toronto time) for the following purposes: (a) TO RECEIVE the consolidated audited financial statements of the Corporation for the financial year ended June 30, 2023, and the auditor’s report thereon; (b) TO ELECT members of the board of directors of the Corporation; (c) TO APPOINT KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration; (d) TO CONSIDER and, if deemed appropriate, to adopt an ordinary resolution (the text of which is attached to the Circular as Schedule “A”), with or without amendments, to ratify the Corporation's amended and restated By-Law No. 2 (“Amended and Restated By-Law No. 2”); and (e) TO TRANSACT such other business as may properly be brought before the Meeting or any postponement or adjournment thereof. Shareholders of record at the close of business on November 7, 2023 (the “Record Date”) will be entitled to vote at the Meeting. Shareholders who are unable to be present in person at the Meeting are requested to sign, date and return the form of proxy or voting instruction form received in accordance with the instructions provided. It is important that Shareholders read the accompanying management information circular carefully. The Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice. DATED at Markham, Ontario this 8th day of November, 2023. BY ORDER OF THE BOARD OF DIRECTORS Per: “Charles Salameh” Name: Charles Salameh Title: Chief Executive Officer and Director

4 MANAGEMENT INFORMATION CIRCULAR Unless otherwise noted or the context otherwise indicates, the “Corporation”, “Sangoma”, “us”, “we” or “our” refer to Sangoma Technologies Corporation, together with its direct and indirect subsidiaries and predecessors or other entities controlled by it or them on a combined basis. Unless otherwise indicated herein, all references to dollars, “$” or “US$” are to U.S. dollars and all references to “C$” are to Canadian dollars. The board of directors of the Corporation is referred to herein as the “Board” or the “Directors”, and a “Director” means any one of them. Except as otherwise stated in this Management Information Circular (the “Circular”), the information contained herein is given as of November 8, 2023. Unless otherwise specified in this Circular, numbers and price of the common shares (“Common Shares”) and any other information on securities convertible into Common Shares are stated after giving effect to the consolidation of the Common Shares (the “Consolidation”), effective as of November 2, 2021, on the basis of one new Common Share for every seven outstanding Common Shares (the “Consolidation Ratio”). No person is authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date of this Circular. EXCHANGE RATE In this Circular, unless otherwise noted or the context otherwise indicates, all Canadian dollar amounts have been converted to U.S. dollars at the following Bank of Canada average exchange rates: Fiscal 2023: C$1.00 = US$0.7467 Fiscal 2022: C$1.00 = US$0.7901 Fiscal 2021: C$1.00 = US$0.7807 Any amounts in Canadian dollars have been highlighted by the inclusion of the prefix “C” before a specified dollar amount. PROXY SOLICITATION AND VOTING Solicitation of Proxies This Circular is being furnished in connection with the solicitation by the management of the Corporation of proxies to be used at the Annual and Special Meeting, to be held on December 12, 2023, at the time and place and for the purposes set forth in the Notice of the Annual and Special Meeting of Shareholders (the “Notice”) or any adjournment or postponement thereof. The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or electronic means by directors, officers or employees of the Corporation. None of these individuals will receive extra compensation for such efforts. The cost of solicitation will be borne by the Corporation. The Corporation has distributed, or made available for distribution, copies of the Notice, Circular and form of proxy to clearing agencies, securities dealers, banks and trust companies or their nominees (“Intermediaries”) for distribution to holders of Common Shares (“Beneficial Holders”) whose Common Shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward such documents to Beneficial Holders. The solicitation of proxies from Beneficial Holders will be carried out by the Intermediaries or by the Corporation if the names and addresses of the Beneficial Holders are provided by the Intermediaries. The Corporation will reimburse reasonable expenses incurred by the Intermediaries in connection with the distribution of these materials.

5 Voting at the Meeting We encourage Shareholders to submit their votes in advance by going to www.investorvote.com and entering the 15-digit control number from their proxy, by fax to (+1-866-249-7775 within North America or +1-416- 263-9524 from all other countries), or by mail to Computershare Investor Services Inc. 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1. It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure. Voting as a Registered Holder Registered holders of Common Shares (“Registered Holders”) on the record date may vote online at the Meeting. To have their Common Shares voted at the Meeting, each Registered Holder will be required to enter their control provided by Computershare at meetnow.global/M6QAYVY prior to the start of the meeting. Alternatively, a Registered Holder may give another person authority to represent them and vote their Common Shares online at the Meeting, as described below under the heading “Appointment of Proxies”. Voting as a Beneficial Holder Beneficial Holders who have appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of Shareholders prepared by Computershare, the transfer agent and registrar for the meeting. To have their Common Shares voted at the Meeting, each proxyholder will be required to enter their Invitation Code provided by Computershare at meetnow.global/M6QAYVYprior to the start of the meeting. In order to vote, Beneficial Holders who appoint themselves as a proxyholder MUST register with Computershare at https://www.computershare.com/Sangoma after submitting their voting instruction form in order to receive an Invitation Code (please see the information under the heading below entitled “Appointment of a Third Party as Proxy” and “Attendance and Participation at the Meeting”). Attendance and Participation at the Meeting This year we are again holding the Meeting as a completely virtual meeting, which will be conducted via live audio webcast. All Shareholders, regardless of their geographic location or equity ownership, will have an opportunity to participate in the Meeting and engage with Directors and management of the Corporation, as well as with other Shareholders. If you have any difficulties accessing the Meeting, please contact our webcast provider at: +1-888-724-2416 / International +1 781-575-2748. Attending the Meeting online enables Registered Holders and duly appointed proxyholders, including Beneficial Holders who have duly appointed themselves as their proxy, to participate in the Meeting and ask questions, all in real time. Registered Holders and duly appointed proxyholders can vote at the appropriate times during the Meeting. Guests, including Beneficial Holders who have not duly appointed themselves as their proxy, can log in to the Meeting as set out below. Guests can listen to the Meeting but are not able to vote or ask questions. • Log in online at meetnow.global/M6QAYVY. We recommend that you log in at least one hour before the Meeting starts. • Click “Shareholder” and then enter your control number or an Invitation Code. OR • Click “Guest” and then complete the online form. Registered Shareholders: The 15-digit control number located on the form of proxy or in the email notification you received is your control number. If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the

6 matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest. Duly appointed proxyholders: Computershare will provide the proxyholder with an Invitation Code by e- mail after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “Appointment of Proxies” below. Registered Holders and Beneficial Holders who have appointed themselves as proxyholder and obtained a control number are eligible to ask questions at any time. While logged in for the Meeting, the Registered Holder or duly appointed proxyholders will be able to submit questions online by clicking on the submit questions button. If there are questions pertinent to Meeting matters that are unanswered during the Meeting due to time constraints, management will post answers to a representative set of such questions at the Meeting event page posted at www.sangoma.com. The questions and answers will be available as soon as practicable after the Meeting and will remain available until the Corporation’s 2024 management information circular is filed. Appointment of Proxies Shareholders will receive a form of proxy or voting instruction form (the “Form of Proxy”) for use in connection with the Meeting. Each of the persons named in the Form of Proxy is an officer of the Corporation. A Shareholder who wishes to appoint some other person (who need not be a Shareholder) to attend and act for him, her or it at the Meeting may do so either by inserting such person’s name in the blank space provided in the Form of Proxy or by completing another proper Form of Proxy. To be valid, proxies or instructions must be completed, signed, dated by a Registered Holder and returned to Computershare Investor Services Inc. 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, by mail, by fax (+1-866-249-7775 within North America or +1-416-263-9524 from all other countries) or via the internet at www.investorvote.com. A proxy should be executed by the Shareholder or his or her attorney in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The proxy must be deposited with Computershare by no later than 11:00 a.m. (Toronto Time) on December 8, 2022, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment or postponement of the Meeting. The Chair of the Meeting may waive or extend the proxy cut-off without notice. The following applies to Shareholders who wish to appoint someone as their proxy other than the Sangoma proxyholders named in the Form of Proxy or voting instruction form. This includes Beneficial Holders who wish to appoint themselves as their proxy to attend, participate, vote or ask questions at the Meeting. Shareholders who wish to appoint someone other than the Sangoma proxyholders as their proxy to attend the Meeting as their proxy and vote their Common Shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as their proxy AND register that proxyholder online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving an Invitation Code that is required to vote at the Meeting. Step 1: Submit your proxy or voting instruction form: To appoint someone other than the Sangoma proxyholders as your proxy, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a Beneficial Holder and wish to vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your Intermediary or Broadridge, follow all of the applicable instructions provided by your Intermediary or Broadridge AND register yourself as your proxy, as described below. By doing so, you are instructing your Intermediary or Broadridge to appoint you as your proxy. It is important that you comply with the signature and return instructions provided to you by your Intermediary or Broadridge. See the section below entitled “Attendance and Participation in the Meeting”. If you are Beneficial Holder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third party as your proxy, in addition to the steps described below in the section entitled “Attendance and Participation in the Meeting”, you must obtain a valid legal proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your broker, bank or other agent, you must then submit such legal proxy to Computershare. Requests for registration from Beneficial Holders located in the United States that wish to vote at the Meeting or, if permitted,

7 appoint a third party as their proxy must be sent by e-mail to uslegalproxy@computershare.com or by courier to: Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1, and in both cases, must be labelled “Legal Proxy” and received no later than 11:00 a.m. (Toronto time) on December 8, 2023 or at least 48 hours, excluding Saturdays, Sundays and holidays before any adjournment or postponement of the Meeting. You will receive a confirmation of your registration by email after we receive your registration materials. Step 2: Register your proxyholder: To register a third party proxyholder, Shareholders must visit https://www.computershare.com/Sangoma by 11:00 a.m. (Toronto time) on December 8, 2023 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with an Invitation Code via email. Without an Invitation Code, proxyholders will not be able to vote or ask questions at the Meeting but will be able to attend as a guest. Revocation of Proxies If you are a Registered Holder, you may change a vote you made by proxy by voting again by any of the means, and by the deadlines, described in the section above entitled “Appointment of Proxies”. Your new instructions will revoke your earlier instructions. If you are a Registered Holder and you voted by proxy, you can revoke your voting instructions at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof by (i) depositing an instrument in writing or by electronic signature (from you or a person authorized to sign on your behalf) to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1; (ii) transmitting, by telephone or electronic means, a revocation to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 that is signed by electronic signature; (iii) any other manner permitted by law. If you have followed the process for attending and voting at the Meeting online, voting at the Meeting online will revoke your previous proxy. Only Registered Holders have the right to revoke a proxy. If you are a Beneficial Holder, contact your Intermediary or Broadridge to find out how to change or revoke your voting instructions and the timing requirements, or for other voting questions. Intermediaries may set deadlines for the receipt of revocation notices that are farther in advance of the Meeting than those set out above and, accordingly, any such revocation should be completed well in advance of the deadline prescribed in the proxy card or voting instruction form to ensure it is given effect at the Meeting. Voting of Proxies The Common Shares represented by the Form of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such specification, such Common Shares will be voted at the Meeting as follows: • FOR the election of those persons listed in this Circular as the proposed Directors for the ensuing year; • FOR the appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and to authorize the Board to fix the auditor’s remuneration; and • FOR the approval of an ordinary resolution (the “By-Law Resolution”) the text of which is attached hereto as Schedule “A”), with or without amendments, ratifying Amended and Restated By-Law No. 2. For more information on these issues, please see the section entitled “Matters to Be Acted Upon at the Meeting” in this Circular. The persons appointed under the Form of Proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the Form of Proxy and the Notice of Meeting and with respect to any other matters which may properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the Form of Proxy

8 to vote in accordance with their best judgment on such matter or business. As at the date of this Circular, the Directors know of no such amendments, variations or other matters. Quorum A quorum for the transaction of business at the Meeting or any adjournment or postponement thereof shall be two persons present and entitled to vote at the Meeting. INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES Information set forth in this section is very important to persons who hold Common Shares otherwise than in their own names. Common Shares held by a Beneficial Holder that are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Holder or in the name of a clearing agency in which the intermediary is a participant) should note that only proxies or instructions deposited by securityholders whose names are on the records of the Corporation as the Registered Holders can be recognized and acted upon at the Meeting. Common Shares that are listed in an account statement provided to a Beneficial Holder by a broker are likely not registered in the Beneficial Holder’s own name on the records of the Corporation and such Common Shares are more likely registered in the name of CDS Clearing and Depository Services Inc. (“CDS”), which acts as a nominee for many Canadian brokerage firms, and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Corporation (“DTC”), which acts as a nominee for many U.S. brokerage firms and custodian banks, or their nominees. Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of securityholder meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to registered securityholders. However, its purpose is limited to instructing the registered securityholder how to vote on behalf of the Beneficial Holder. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Solutions (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions representing the voting of the securities to be represented at the Meeting. A Beneficial Holder receiving a Broadridge voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted. Proxy-related materials will be sent by the Corporation directly to “non-objecting beneficial owners” under NI 54-101. The Corporation intends to pay for intermediaries to deliver proxy-related materials to “objecting beneficial owners” and Form 54-101F7 (the request for voting instructions), in accordance with NI 54-101. Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of CDS, DTC or their broker or other intermediary, a Beneficial Holder may attend the Meeting as proxyholder for the Registered Holder and vote their Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Common Shares as proxyholder for the Registered Holder should enter their own names in the blank space on the Form of Proxy provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting. VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES At the Meeting, each holder of Common Shares of record at the close of business on the Record Date will be entitled to one vote for each Common Share held on all matters proposed to come before the Meeting. The Corporation is authorized to issue an unlimited number of Common Shares. The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “STC” and the Nasdaq Stock Market (“NASDAQ”) under the symbol “SANG”. As of the date of this Circular, there are 33,184,200 Common Shares issued and outstanding.

9 PRINCIPAL HOLDERS OF VOTING SHARES To the knowledge of the Directors and executive officers of the Corporation, as of the date hereof, the only person or company that beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to the issued and outstanding Common Shares is: Name Type of Ownership Common Shares Percentage of Class Norm Worthington Beneficial 7,186,602 21.7% (1) Mr. Worthington beneficially owns, controls or directs, directly or indirectly, (i) all of the equity interests of Old Town Gelato, LLC, which holds 7,092,916 Common Shares (21.4%), and (ii) a majority of the equity interests of Star2Star Holdings, LLC, which holds 93,686 Common Shares (0.3%). MATTERS TO BE ACTED UPON AT THE MEETING 1 Presentation of Financial Statements The financial statements of the Corporation for the year ended June 30, 2023 and the auditors’ report thereon accompanying this Information Circular will be placed before the Shareholders at the Meeting. No formal action will be taken at the Meeting to approve the financial statements. 2 Election of Directors The Corporation’s articles provide that the Board is to consist of a minimum of three and a maximum of nine Directors, with the actual number to be determined from time to time by the Board. The Board currently consists of six Directors and the present term of office of each Director of the Corporation will expire upon the election of Directors at the Meeting. It is proposed that each of the six (6) persons whose name appears below under the heading “Director Nominees” be elected as a Director of the Corporation to serve, until the close of the next annual meeting of Shareholders or until his successor is elected or appointed, unless such office is earlier vacated in accordance with the Corporation’s by- laws. The persons named in the Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, intend to vote for the election, as Directors, of the proposed nominees whose names are set out below under the heading “Director Nominees”. It is not contemplated that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the Form of Proxy reserve the right to vote for another nominee at their discretion. Majority Voting Policy In accordance with the requirements of the TSX, the Board has adopted a majority voting policy (the “Majority Voting Policy”), which requires that in an uncontested election of directors, if any nominee does not receive a greater number of votes “for” than votes “withheld” at a meeting of Shareholders, such nominee shall offer his or her resignation as a director to the Board promptly following the meeting of Shareholders at which the Director was elected. The Compensation, Nominating and Governance Committee (the “CNGC”) will consider such offer and make a recommendation to the Board as to whether or not to accept it. The Board shall accept the offer of resignation absent exceptional circumstances. The Board will make its decision within 90 days following the meeting of Shareholders and announce it in a press release. Should the Board determine not to accept the resignation, the press release will state the reasons for that decision. A Director who tenders a resignation pursuant to the Majority Voting Policy will not be part of any deliberations of any Board committee (including the CNGC) or the Board pertaining to the resignation offer. Advance Notice Provisions Amended and Restated By-Law No. 2 provides that Shareholders seeking to nominate candidates for election as Directors must provide timely written notice to Sangoma’s corporate secretary at Sangoma’s principal executive offices.

The purpose of these provisions is to (i) ensure that all Shareholders receive adequate notice of Director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual or special meetings of Shareholders. Amended and Restated By-Law No. 2 fixes the deadline by which Shareholders must submit Director nominations to Sangoma prior to any annual or special meeting of Shareholders and sets forth the information that a Shareholder must include in a timely written notice to Sangoma for any Director nominee to be eligible for election at such annual or special meeting of Shareholders.

To be timely, a Shareholder's notice must be received (i) in the case of an annual meeting of Shareholders, not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the "**Notice Date**") on which the first public announcement of the date of the annual meeting was made, notice by the Shareholder may be received not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing Directors, not later than the close of business on the 15th day following the date on which the first public announcement of the date of the special meeting was made. The Advance Notice By-Law also prescribes the proper written form for a Shareholder's notice. The Board may, in its sole discretion, waive any requirement under these provisions.

About the Nominees

The following table sets forth the names of, and certain other biographical information for, the six individuals proposed to be nominated for election as Directors at the Meeting. As of the date of this Circular, Mr. Worthington, holds approximately 21.7% of the Common Shares issued or issuable to Star2Star Holdings and Star2Star Holdings is therefore entitled to nominate two Directors at the Meeting. Currently, Norman Worthington serves on the Board pursuant to Star2Star Holdings' nomination right. Each of the foregoing Directors is nominated for re-election pursuant to Star2Star Holdings' nomination rights at the Meeting.

<table>
<tr><th>Nominee</th><th>Director Since</th><th>Board Meeting Attendance</th><th>Number of Common Shares Beneficially Owned or Controlled</th></tr>
<tr><td>Charles Salameh
Ontario, Canada
Age:
Status: Not Independent</td><td>September 2023</td><td>0/0[(1)]</td><td>-</td></tr>
<tr><td colspan="4">Mr. Salameh has been the Chief Executive Officer for Sangoma since September 1, 2023. Charles is a seasoned international business practitioner with over 32 years of experience in the Information, Technology, and Network industries. He played a pivotal role in the global transformation of Infosys; Strategic go-to-market programs and successfully managed its $18B annual revenue program. Charles holds an MBA from the University of Toronto and a civil engineering degree. He is an active industry advisor and a passionate advocate for technology.</td></tr>
<tr><td>Al Guarino
Ontario, Canada
Age: 67
Status: Independent</td><td>May 2014</td><td>6/6</td><td>28,000</td></tr>
<tr><td colspan="4">Mr. Guarino is a CPA and has been a member of our Board of Directors since May 2014. Mr. Guarino currently serves as a member of the CNC, as well as Chair of the Audit Committee. Mr. Guarino is the Chief Financial Officer of Physiomed Health, one of Canada's largest and fastest growing chains of healthcare clinics. He is a significant shareholder in several privately held enterprises ranging from health care, manufacturing, distribution and automotive.</td></tr>
<tr><td>Allan Brett
Ontario, Canada
Age: 55
Status: Independent</td><td>January, 2017</td><td>5/6</td><td>27,857</td></tr>
<tr><td colspan="4">Mr. Brett has been a member of our Board of Directors since January 2017. Mr. Brett currently serves as a member of the CNC, as well as a member of the Audit Committee. Mr. Brett is a CPA, CA and CBV, and an experienced public company executive who currently serves as the CFO and The Descartes Systems Group Inc., a public company listed on the TSX and NASDAQ. From 1996 to January 2014, Mr. Brett was the CFO at Aastra Technologies Limited, a TSX listed company, through its sale to Mitel Networks Corporation in 2014.</td></tr>
<tr><td>Norman A. Worthington, III
Florida, USA
Age: 64
Status: Not Independent</td><td>March, 2021</td><td>6/6</td><td>7,186,602[(2)]</td></tr>
</table>

10

Mr. Worthington has been the Chairman of our Board of Directors since April 2021, following the StarBlue Acquisition. Mr. Worthington was also a Sangoma employee from February 2023 to September 2023 when he took over as the Company's Interim Executive Chairman, and previously from April 2021 to May 15, 2022 to assist with the integration of StarBlue following the StarBlue Acquisition. Mr. Worthington previously served as the CEO of Star2Star Communications, LLC from 2006 to 2018, and again from January 2020 until March 31, 2021 and the Executive Chairman of StarBlue from January 2018 to March 2021.			
Marc Lederman Pennsylvania, USA Age: 52 Status: Independent	March, 2021	6/6	1,973,769[3]
Mr. Lederman has been a member of our Board of Directors since March 2021, following the acquisition of StarBlue Inc. Mr. Lederman currently serves as a member of the Audit Committee as well as Chair of the CNGC. Mr. Lederman is a co-founder of NewSpring Capital and a General Partner of the Firm's dedicated growth equity funds which has membership interest in Holdings. He serves as the member of the investment committee of all NewSpring Growth and NewSpring Mezzanine funds. Mr. Lederman has an extensive background in finance, investing, consulting, and accounting and was a Certified Public Accountant. Prior to co-founding NewSpring, he was a Manager in the Business Assurance and Advisory Services Group of Deloitte. Mr. Lederman is an active member of the Mid-Atlantic region's private equity and venture capital community. Mr. Lederman received a BS in Accountancy from Villanova University and an MBA from The Wharton School of University of the Pennsylvania. Mr. Lederman has served on the board of directors on over a dozen technology and service companies over the past two decades.			
Giovanna (Joanne) Moretti Texas, USA Age: 61 Status: Independent	April, 2023	0/0[4]	-
Ms. Moretti has been a member of the Board since April 2023 and has 32 years' experience in the High-Tech & Manufacturing industries, holding board-appointed C-level responsibilities in Fortune 200 companies as well as startups. Her expertise spans sales, marketing and product management with a tremendous record of delivering profitable growth. Today she is the Chief Revenue Officer at Fictiv, a digital manufacturing company that delivers on-demand custom manufacturing to some of the largest enterprises as well as most innovative startups in the world. During the last 5 years she has helped Fictiv achieve hypergrowth. Prior to Fictiv, Joanne sat on the board of DecisionLink, was the SVP & Chief Marketing Officer at Jabil, a Fortune 200 Manufacturing Solutions Company and held Sales & Marketing roles at tech giants HP, Dell and CA to make significant impact in each company.			

Notes:

(1) Mr. Salameh joined the Board following the end of Fiscal 2023.
(2) Mr. Worthington beneficially owns, control or directs, directly or indirectly, these Common Shares through Old Town Gelato, LLC and Star2Star Holdings, LLC.
(3) Mr. Lederman beneficially owns, control or directs, directly or indirectly, these Common Shares through NSG III S2S (Blocked) Subsidiary L.P., NSG III S2s (Unblocked) L.P. and /NewSpring Growth Capital III-A2 LP.
(4) Ms. Moretti joined the Board effective April 11, 2023, during the fourth quarter of Fiscal 2023.

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Skills Matrix

The following chart illustrates the relevant skills possessed by each Director who is proposed for election at the Meeting:

	Accounting/Financial Literacy	**Financial Expert (for Audit Committee) Purposes)**	**Governance/Risk Management**	**Sales & Marketing**	**M&A**	**Compensation/Human Resources**	**Innovation/Technology**	**Communications/SaaS**	**Other Public Corporation Board Experience**	**Executive Leadership**	**Strategic Planning**
Allan Brett *Director*	X	X	X		X	X		X	X	X	X
Al Guarino *Director*	X	X	X	X	X	X	X	X	X	X	X
Marc Lederman *Director*	X	X	X		X	X		X		X	X
Joanne Moretti *Director*			X	X	X	X	X	X		X	X
Norman A. Worthington *Director (Chair)*	X		X	X	X	X	X	X		X	X
Charles Salameh *Director and Chief Executive Officer*				X	X	X	X	X		X	X

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Corporation, no nominee proposed for election is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that:

(a) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(b) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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13 For purposes hereof, “order” means (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days. To the knowledge of the Corporation, no nominee proposed for election is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while the nominee was acting in such capacity, or within a year of the nominee ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or director appointed to hold its assets. Personal Bankruptcies To the knowledge of the Corporation, no nominee proposed for election has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee. Penalties or Sanctions No nominee proposed for election has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for such nominee. Star2Star Stock Purchase Agreement The Corporation entered into a stock purchase agreement dated January 28, 2021 (the “Star2Star SPA”) to acquire all the shares of StarBlue Inc. from Star2Star Holdings, LLC (“Star2Star Holdings”) and Blue Face Holdings Limited (together, the “Sellers”). Under the terms of the Star2Star SPA, the Corporation agreed to fix the Board at five Directors. Additionally, as long as Norman Worthington and his Affiliates (as defined in the Star2Star SPA) continue to own at least 50% of the Common Shares (i) issued under the Star2Star SPA to Star2Star Holdings, and (ii) distributed or distributable by Star2Star Holdings to Mr. Worthington, then Mr. Worthington, or another individual designated by Mr. Worthington if he is unable to serve as a Director, shall have the right to be one of the Star2Star Director nominees. Mr. Worthington shall serve as Chairman of the Board until the earlier to occur of (i) such time that he is no longer physically or mentally capable to serve in such capacity, (ii) such time as he no longer owns, directly or indirectly, at least 15% of the issued and outstanding Common Shares, and (iii) he is no longer a member of the Board. Star2Star Holdings, in its capacity as the Seller Representative (as defined in the Star2Star SPA) agreed to increase the size of the Board from five to six Directors. The foregoing summary is qualified in its entirety by reference to the provisions of the Star2Star SPA, a copy of which is available on the Corporation’s profile on SEDAR+ at www.sedarplus.ca 3 Appointment of Auditors The audit committee of the Corporation (the “Audit Committee”) recommends to the Shareholders that KPMG LLP (“KPMG”) be appointed as the independent auditor of the Corporation, to hold office until the close of the next annual meeting of the Shareholders or until its successor is appointed, and that the Directors be authorized to fix the remuneration of the auditors. KPMG has been the auditor of the Corporation since September 27, 2022. The persons named in the Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of a resolution to appoint KPMG as auditors of the Corporation and to authorize the Directors to fix KPMG's renumeration.

14 The persons named in the Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of a resolution to appoint KPMG as auditors of the Corporation and to authorize the Directors to fix KPMG’s remuneration. Audit Committee Information Reference is made to the Corporation’s current annual information form (“AIF”) for information relating to the Audit Committee, as required under Form 52-110F1 – Audit Committee Information Required in an AIF. The AIF is available on the Corporation’s profile on SEDAR+ at www.sedarplus.ca. Upon request, the Corporation will promptly provide a copy of the AIF free of charge to a securityholder of the Corporation. 4 Approval of Amended and Restated By-Law No. 2 In 2023, the Corporation completed a review of its existing By-Law no. 2 (the “Old By-Law”) in light of technological developments and evolving corporate governance practices. Among other things, the Old By-Law did not reflect certain changes to applicable corporate law requirements that have occurred since the Old By-Law as adopted or modern technology and communication practices (including electronic voting by Shareholders). As a result of this review, the Corporation determined that it would be in the best interests of the Corporation to amend and restate the Old By-Law with Amended and Restated By-Law No. 2, a copy of which is attached as Schedule “B” to this Circular. On November 7, 2023, the Board approved the adoption of Amended and Restated By-Law No. 2 and the repeal of the Old By-Law. Amended and Restated By-Law No. 2 became effective upon being approved by the Board; however, the Board is required to submit Amended and Restated By-Law No. 2 to the Shareholders at the next meeting of Shareholders. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass, with or without variation, an ordinary resolution to confirm, ratify and approve the of the Old By-Law and to confirm, ratify and approve Amended and Restated By-Law No. 2 in the form attached as Schedule “A” to this Circular (the “By-Law Resolution”). If Amended and Restated By-Law No. 2 is not approved by ordinary resolution at the Meeting, Amended and Restated By-Law No. 2 will be of no force and effect and the Corporation will continue to be governed by the Old By-Law. The Board recommends that Shareholders vote FOR the By-Law Resolution attached as Schedule “A” to this Circular. 5 Other Business Management is not aware of any other business to come before the Meeting other than as set forth in the Notice. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter. COMPENSATION Compensation Governance Compensation, Nominating and Governance Committee The CNGC is composed of Marc Lederman (Chair), Allan Brett and Joanne Moretti, directors of the Corporation, all of whom, are considered “independent”, as that term is defined in National Instrument 52-110 – Audit Committees. As set out in the directors’ biographies, each of the members of the CNGC has direct experience that is relevant to his responsibilities on the CNGC. The duties of the CNGC as they relate to compensation include developing and monitoring the Corporation’s overall approach to compensation issues and, subject to approval by the Board, implementing and administering a system of compensation which reflects superior standards of compensation practices. Periodically, the CNGC will review the adequacy and form of the compensation of the directors of the Corporation with a view to ensuring that such compensation realistically reflects the responsibilities and risks of being a director.

15 The Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the CNGC, which includes the following duties: (a) to develop and monitor the Corporation’s overall approach to compensation issues and, subject to approval by the Board, to implement and administer a system of corporate governance and compensation which reflects superior standards of such practices and to continue to develop the Corporation’s approach to such issues; (b) to undertake an annual review of corporate governance and compensation issues and practices as they affect the Corporation and make a comprehensive set of recommendations to the Board during each calendar year; (c) to advise the Board or any committees of the Board of corporate governance and compensation issues which the Committee determines ought to be considered by the Board or any such committee; (d) to review with the Board on a regular basis but not less than annually, the Directors’ Mandate, the charter of each of the committees of the Board and the methods and processes by which the directors fulfill their respective duties and responsibilities, including without limitation: (i) the number and content of meetings of the directors; (ii) the number of meetings of the independent directors at which members of management are not present; (iii) the annual schedule of issues to be presented to the Board at its meetings or those of its committees; (iv) material which is to be provided to the Board generally and with respect to meetings of the Board; and (v) the communication process between the Board and Management; (e) to adopt and implement a communications policy for the Corporation as well as a black-out policy for directors, executives, and employees of the Corporation; (f) to recommend to the Board for adoption a business code of conduct to ensure ethical behavior and compliance with laws and regulations, to monitor compliance with such code of conduct and to consider and, if deemed appropriate, provide waivers from compliance with the code; (g) to recommend to the Directors human resources and compensation policies and guidelines; (h) to recommend to the Board a system which enables a committee or an individual director to engage separate independent counsel and advisors at the expense of the Corporation in appropriate circumstances and, upon the approval by the Board of such a process, to be responsible for the management and administration thereof; (i) to ensure that the Corporation has in place programs to attract and develop management of the highest caliber and a process to provide for the orderly succession of management, including receipt on an annual basis of any recommendations of the Chief Executive Officer in this regard; (j) to develop a position description for the chair of the Committee and to periodically review and, if necessary, update such position description; (k) to develop a position description for the chairman of the Board (the “Chairman”) and to assess the performance of the Chairman; (l) to develop a position description for the Chief Executive Officer and to ensure that policy guidelines and systems are in place to provide for a comprehensive annual review of the performance of the Chief Executive Officer; (m) to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer and to evaluate the Chief Executive Officer’s performance in light of these goals and objectives; (n) to set the annual salary, bonus, and other benefits, direct and indirect, of the Chief Executive Officer and all executive officers, provided that the Chief Executive Officer may not be present during voting or deliberations on his or her compensation; (o) to review periodically the adequacy and form of the compensation of the directors of the Corporation with a view to ensuring that such compensation realistically reflects the responsibilities and risks of being a director; (p) to implement and administer human resources and compensation policies approved by the directors concerning the following: (i) executive compensation, employment and related contracts, stock option plans, deferred share plans and other incentive and equity-based plans; and (ii) proposed personnel changes involving officers reporting to the Chief Executive Officer; (q) from time to time to review with the Chief Executive Officer, the Corporation’s broad policies on compensation for all employees and overall labour relations strategies; (r) to consider any other questions or matters of compensation referred to it by the directors; (s) to develop and implement a process for assessing the effectiveness of the compensation policies and practices of the Corporation and to report and make recommendations to the Board thereon;

16 (t) to adopt a process to determine what competencies and skills the Board, as a whole, should possess given the nature of the business of the Corporation; (u) to assess the competencies and skills of each existing director, with a view to assessing the Board as a whole for the purpose of, in part, facilitating effective decision making by the Board; (v) to identify and recommend qualified individuals to become new members of the Board, giving due consideration to: (i) the competencies and skills that the board considers to be necessary for the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; and (iii) the competencies and skills each new nominee will bring to the boardroom; (w) to develop and implement an orientation and educational program for new recruits to the Board in order to familiarize new directors with the business of the Corporation, its management and professional advisers and its facilities as well as to inform such recruits of the contribution they are expected to make including, but not limited to, the commitment of time and energy that the Corporation expects from its directors; (x) to provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation’s business remain current; (y) to report annually to the Corporation’s shareholders, through the Corporation’s annual management proxy circular to shareholders, on the Corporation’s approach to corporate governance and compensation and to review executive compensation disclosure before the Corporation publicly discloses such information; (z) to develop and implement a process for assessing the effectiveness of the Board, individual directors, Board committees and the chairs thereof and to report and make recommendations to the Board thereon; (aa) to review and assess the Committee’s performance, effectiveness, and contribution, including an evaluation of whether this Charter appropriately addresses the matters that are and should be within its scope. The Committee will conduct such review and assessment in such manner as it deems appropriate and report the results thereof to the Board, including any recommended changes to this Charter and to the Corporation’s policies and procedures; and (bb) to recommend the slate of directors to be nominated for election at the annual meeting of shareholders. Overview The following discussion describes the significant elements of the compensation of our Chief Executive Officer, Chief Financial Officer, EVP, Corporate Development, Chief Technology Officer and Chief Revenue Officer (collectively, “named executive officers” or “NEOs”) for fiscal 2023, namely: • William Wignall, Chief Executive Officer (former); • Norm Worthington, Interim Executive Chairman (former); • David Moore, EVP, Corporate Development (former); • Larry Stock, Chief Financial Officer; • Nenad Corbic, Chief Technology Officer; and • Jamie Minner, Chief Revenue Officer. Larry Stock, former Chief Corporate Officer, was appointed Chief Financial Officer effective October 3, 2022. Effective February 27, 2023, Mr. Moore and Mr. Wignall departed the Corporation and Mr. Worthington was appointed Interim Executive Chairman, to step in temporarily in place of the Chief Executive Officer. As of September 1, 2023, the Corporation appointed Mr. Salameh as the new Chief Executive Officer and Mr. Worthington resumed his role as Chairman of the Board. Compensation Discussion and Analysis Compensation Objectives The specific objectives of the Corporation’s compensation program for executive officers are as follows: • to attract and retain talented executive officers; • to align the interests of executive officers with those of the Corporation’s Shareholders; and • to link individual executive compensation to the performance of both the Corporation and the individual executive officer.

The Corporation's compensation program is currently designed to reward executive officers for:

- superior corporate performance relative to pre-set internal and corporate objectives; and
- exceptional levels of individual performance consistent with, and contributing to, the achievement of the Corporation's strategic goals.

The CNGC has worked closed with the Corporation's Board and new Chief Executive Officer to design an executive officer compensation program to achieve the following objectives:

- to attract and retain talented, high-performing and experienced executive officers who provide meaningful contributions to the success and growth of our Corporation;
- motivate our executive officers to achieve our corporate and financial objectives;
- align the interests of our executive officers with those of our Shareholders by tying a meaningful portion of compensation directly to the long-term value and growth of our business.

The Corporation will continue to evaluate and develop the executive compensation program on an annual basis to ensure it remains competitive and aligns with the interests of our stakeholders.

Compensation Consultant

With respect to Fiscal 2023 compensation, Compensia, an independent consulting firm, was retained to provide services in connection with executive officer and director compensation matters, including, among other things, to:

- develop a compensation peer group for the purposes of benchmarking executive and director pay along with a summary of peer company compensation program design features;

- develop a market-based compensation framework, outlining key considerations;

- benchmark executive and director pay levels to determine market pay levels, using both the compensation peer group (as listed below) and survey data for similarly-sized companies within our industry; and

- conduct research on the annual and long-term compensation program structure.

The CNGC considered the information provided and recommendations made by Compensia. The final decisions relating to compensation and incentive plan design were made by, and are the responsibility of, the CNGC.

The following table summarizes the fees billed by independent compensation consultants in respect of services provided to the Corporation in Fiscal 2023 and 2022:

Type of Fee	2023	2022[(1)]
Executive Compensation-Related Fees	$41,399	$26,634
All Other Fees	-	$6,734

Notes:

(1) In Fiscal 2022 the Corporation engaged Meridian Compensation Partners, LLC, an independent consulting firm, was retained to provide services in connection with executive officer and director compensation matters, including, among other things, to: (i) develop a compensation peer group for the purposes of benchmarking executive and director pay; benchmark executive and director pay levels to determine market pay levels, using both the compensation peer group (as listed below) and survey data for similarly-sized companies within our industry; and conduct research on the annual and long-term compensation program structure.

Compensia does not provide any services to the Corporation other than directly to the CNGC or as approved and overseen by the CNGC. Compensia was only retained to provide services in connection with Fiscal 2023.

For Fiscal 2023, the Corporation, together with Compensia, determined that its peer group for the purpose of benchmarking executive and director compensation, includes the following comparable public companies: 8x8, AudioCodes, Bandwidth, Coveo Solutions, Domo, Five9, Kaltura, LiveVox Holdings, MiX Telematics, Nuvera

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18 Communications, ON24, Ooma, Optiva, Ribbon Communications, RingCentral, Synchronoss Technologies, Veritone and Weave Communications. Principal Elements of Compensation The executive compensation program is intended to provide executives with an appropriate and competitively balanced mix of guaranteed cash (base salary) and performance-based (short-term – annual cash bonus; long-term – equity awards) incentive compensation. Short and long-term incentive awards are determined by the achievement of annual individual performance objectives and the performance of the Corporation. The Corporation’s executive compensation mix (the proportion of base salary, short and long-term incentive awards) is designed to reflect the relative impact of the executive’s role on the Corporation’s performance and considers how the compensation mix aligns with long-term shareholder value creation. For Fiscal 2023, payouts to NEOs were based on the CNGC’s assessment of performance based on expected revenues, adjusted EBITDA, and various other measures of individual performance throughout the year. Beginning in Fiscal 2023 with the introduction of our Omnibus Plan, executives can receive a mix of restricted share units ("RSUs"), performance share units ("PSUs") and options, in satisfaction of the long-term incentive portion of their compensation. Compensation Risk The CNGC’s oversight includes setting objectives and evaluating individual and overall corporate performance and ensuring that total compensation for executive officers, including NEOs, is fair, reasonable and consistent with the objectives of the Corporation’s compensation program, and considers the implications of the risks associated with the Corporation’s compensation policies and practices. To mitigate risks associated with the compensation program and practices that could encourage an NEO or individual at a principal business unit or division to take inappropriate or excessive risks, the Corporation has implemented various policies and procedures, including: • An insider trading policy that prohibits all Directors, officers, employees contractors and consultants from (i) selling “short” the Corporation’s securities, (ii) purchasing or selling derivate securities, or (iii) any hedging or monetization transactions. • A compensation clawback policy (the "Compensation Clawback Policy") that recoups incentive compensation from executives that was previously paid or awarded under certain circumstances, including in order to comply with the requirements stipulated by Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 of the Exchange Act and the listing standards adopted by NASDAQ. • A significant portion of total executive compensation being satisfied through long-term incentives, which focuses our executives on sustained, long-term shareholder value creation. • The CNGC has oversight of the total value awarded to each executive through the approval of the total compensation package, including any incentive awards, and reviews the current compensation program on an annual basis to identify and address any compensation related risks. Compensation Clawback Policy To further align management's interests with those of our Shareholders and to comply with Section 10D of the Exchange Act, Rule 10D-1 of the Exchange Act and the listing standards adopted by NASDAQ (the “NASDAQ Listing Rules”), the Corporation has adopted a Compensation Clawback Policy which provides for the mandatory recovery of erroneously awarded incentive-based compensation from current and former executive officers (as defined in the Compensation Clawback Policy) of the Corporation in the event that the Corporation is required to prepare an accounting restatement. The Compensation Clawback Policy shall apply to any incentive-based compensation awarded to and received by executives on or before October 2, 2023. Additionally, the Compensation Clawback Policy provides that if the Corporation is required to prepare an accounting restatement as a result of misconduct then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer shall reimburse the Corporation for (i) any bonus or other inventive-based or equity-based compensation received during the 12-month period following the date of the financial document, and (ii) any profits realized from the sale of the Corporation's securities during such 12-month period. The foregoing description of the Compensation Clawback Policy is a summary only and is qualified in its

19 entirety by reference to the full text of the Compensation Clawback Policy, a copy of which is attached hereto as Schedule “C” and is incorporated herein by reference. Stock Awards The Corporation has adopted an Omnibus Equity Incentive Plan which allows the CNGC to grant long-term stock Options, RSUs, PSUs and DSUs to eligible participants in order to attract, retain and motivate qualified Directors, officers, employees and consultants of the Corporation. For fiscal 2023, the CNGC awarded a mix of RSUs and PSUs to each of the Corporation's executive officers. The material features of the Omnibus Plan are summarized under “Omnibus Equity Incentive Plans”. Performance Graph The graph below compares the cumulative total Shareholder return (“TSR”) over the five most recently completed financial years of C$100 invested in Common Shares with the cumulative total return of the S&P/TSX Composite Index for Fiscal 2023. Notes: 1. Includes certain adjustments to reflect the consolidation of common shares on a 1:7 basis that took place on November 2, 2021 after the Corporation graduated to the TSX and commenced trading on a 7:1 post consolidated basis on November 8, 2021. The S&P/TSX Composite Index tracks the share prices of the largest companies on the TSX measured by market capitalization. Stocks included in this index cover all sectors of the economy and are not significantly weighted in the retail or any other comparable industry, and are therefore not directly comparable with the Corporation. During Fiscal 2023, the cumulative TSR for C$100 invested in shares was C$61.33, while the cumulative total return on the S&P/TSX Composite Index was C$123.82. The CNGC believes that the current compensation program for NEOs will ensure that our compensation program and individual executive compensation continues to align with the interest of Shareholders. Compensation – Named Executive Officers The total compensation for each NEO in respect of Fiscal 2023 is set out below under “Summary Compensation Table – Named Executive Officers”.

20 1 Base Salary Each NEO’s base salary is determined by assessment of the executive’s performance and is intended to reward the skill, knowledge and experience of the NEO and reflect the level of responsibility and the expected contribution to the Corporation from that executive. Adjustments to base salaries are determined annually following the end of each fiscal year and may be increased by the CNGC in their discretion, based on the executive’s and Corporation’s achievement of certain objectives, along with an assessment of the competitiveness of the then current compensation. Additionally, base salaries may be adjusted throughout the year if necessary to reflect promotions or other changes to an executive officer’s role or responsibilities, as well as to respond to external market conditions. Fiscal 2023 base salaries were as follows: Name and Principal Position Base Salary William Wignall(1) President & Chief Executive Officer $314,577 Norman A. Worthington(2) Interim Executive Chairman - David Moore EVP, Corporate Development(3) $160,498 Larry Stock Chief Corporate Officer(4) $304,808(5) Nenad Corbic Chief Technology Officer $239,318(6) Jamie Minner Chief Revenue Officer $280,000 _______________ Notes: (1) Mr. Wignall served as President and Chief Executive Officer until February 27, 2023 and did not receive any compensation for serving in his role as a Director. (2) Mr. Worthington served as Interim Executive Chairman from February 27, 2023 until September 1, 2023 and did not receive any compensation for serving in his role as Interim Executive Chairman. See "Compensation of Non-NEO Directors" for details on Mr. Worthington's compensation for serving in his role as a Director. (3) Mr. Moore served as Chief Financial Officer until October 3, 2022 and as EVP, Corporate Development from October 3, 2023 until February 27, 2023.. (4) Mr. Stock served as Chief Corporate Officer from July 1, 2022 to October 3, 2022. Effective as of October 3, 2022 Mr. Stock was named Chief Financial Officer. (5) Represents a base salary of $250,000 from July 1, 2022 to October 3, 2022 and $325,000 from October 3, 2022 to June 30, 2023. (6) Represents a base salary of C$275,000 from July 1, 2022 to October 20, 2022 and C$340,000 from October 20, 2022 to June 30, 2023. 2 Short-Term Incentives The Corporation has a discretionary annual cash bonus plan for the NEOs and other executive officers of the Corporation which may vary, based on the individual’s position and contribution to the performance of the Corporation and the annual performance of the Corporation. The performance-based annual bonuses are paid in cash and are designed to motivate and reward the executive officers for achievements as measured against a set of objectives predetermined by the CNGC. The short-term incentive structure is designed to strongly align with overall corporate performance and effective in fiscal 2024, 80% of annual bonuses are weighted to revenue and Adjusted EBITDA targets and 20% are weighted to the achievement of an executive's pre-established personal goals, with the exception of the Chief Revenue Officer who had 80% of his annual bonus subject to a commission based structure. These goals are determined by the CEO with respect to all executive officers, and by the CNGC in the case of the CEO. Targets are set in the first quarter of the fiscal year based on the Corporation's annual budget and strategic plan. The Corporation does not disclosure such annual targets as we believe it would negatively affect our competitive position in the market. Revenue and Adjusted EBITDA growth were selected as they are core metrics that drive shareholder alignment and long-term value creation. In particular, revenue was selected as it is the single most important metric that drives shareholder alignment and long- term value creation, and reflects the Corporation's commitment to focus on growth. Short-term incentives are focused on key drivers of value creation and payout opportunity is capped at 150% of target.

21 The cash bonus to be paid to each NEO for Fiscal 2023 was determined by the CNGC based on an assessment of the performance of the Corporation (taking annual revenue and Adjusted EBITDA growth into consideration) combined with the individual performance of each NEO. Name and Principal Position(1) Total Bonus Earned ($) William Wignall Former President & Chief Executive Officer - Norman A. Worthington Interim Executive Chairman - David Moore Former EVP, Corporate Development - Larry Stock Chief Financial Officer $240,000 Jamie Minner Chief Revenue Officer $152,500 Nenad Corbic Chief Technology Officer $157,500 _______________ Notes: (1) Mr. Worthington did not receive any compensation for serving in his role as Interim Executive Chairman. See "Compensation of Non- NEO Directors" for details on Mr. Worthington's compensation for serving in his role as a Director. 3 Long Term Incentive Plan Equity-based awards allow the Corporation to motivate and retain our executive officers for their ongoing contributions to the Corporation. We believe that in providing a significant portion of an executive's total compensation in the form of long-term incentives, we are ensuring the continued alignment of management and Shareholder interests. In connection with the grants of equity-based awards, the CNGC determines the grant size and terms for the Chief Executive Officer, and all other NEOs, on the recommendation of the CEO. As part of their ongoing review of the Corporation's overall compensation practices, the CNGC will be determining the precise go- forward structure of long-term incentive compensation both in terms of quantum and instrument mix. n Fiscal 2023, executives were awarded a combination of 50% RSUs and 50% PSUs, with the exception of the CEO who received additional RSUs to account for market differences in compensation as identified by our external compensation advisors. Like with our short-term incentives, long-term incentives are focused on key drivers of value creation and payout opportunity is capped at 150% of target. Summary Compensation Table – Named Executive Officers The following table sets forth the compensation earned by the NEOs in respect of Fiscal 2023, Fiscal 2022 and Fiscal 2021.

22 Name and Principal Position Fiscal Year Salary ($) Share- based awards ($) Option-based awards ($)(17) Non-equity incentive plan compensation Pension value ($) All other compensation ($)(22) Total compensation ($) Annual incentive plans ($) Long-term incentive plans ($) William Wignall President & Chief Executive Officer(1) 2023 $314,577(5) $1,511, 538(15) - - - - $1,447,914(23) $3,274,029 2022 $500,000 - – (18) $400,000 - - - $900,000 2021 $332,293(6) - – (19) $468,420 - - - $800,713 David Moore EVP, Corporate Development(2) 2023 $160,498(7) $146,95 5(16) - - - - $489,605(24) $797,058 2022 $260,000 - $450,554 $225,000 - - - $935,554 2021 $221,169(8) - – (20) $234,210 - - - $455,379 Larry Stock Chief Financial Officer(3) 2023 $304,808(9) $252,00 0 $0 $240,000 - - - $796,808 2022 $250,000 - $100,478 $250,000 - - - $600,478 2021 $59,615(10) - $186,366 $35,000 - - - $280,981 Jamie Minner Chief Revenue Officer(4) 2023 $280,000 $210,00 0 - $152,500 - - - $642,500 2022 $79,423(11) - $114,398 $150,000 - - - $343,821 2021 - - - - - - - - Nenad Corbic Chief Technology Officer 2023 $239,317(12) $252,00 0 - $157,500 - - - $648,817 2022 $212,339(13) - $100,478 $175,000 - - - $487,817 2021 $185,416(14) - $186,366(21) $122,023 - - - $493,805 _______________ Notes: (1) Mr. Wignall served as President and Chief Executive Officer until February 27, 2023. (2) Mr. Moore served as Chief Financial Officer until October 3, 2022. Mr. Moore served as EVP, Corporate Development from October 3, 2022 until February 27, 2023. (3) Mr. Stock served as Chief Corporate Officer until October 3, 2023. Effective as of October 3, 2022, Mr. Stock was named Chief Financial Officer. (4) Mr. Minner was named Chief Revenue Officer on October 3, 2022. (5) Represents an annualized base salary of $500,000. (6) Represents a base salary of C$425,635 and a cash bonus of C$600,000. (7) Represents an annualized base salary of $260,000. (8) Represents a base salary of C$296,751 and a cash bonus of C$300,000. (9) Represents a base salary of $250,000 for the period of July 1, 2022 to October 3, 2022 and $340,000 for the period of October 3, 2022 to June 30, 2023. (10) Represents an annualized base salary of $295,000. (11) Represents an annualized base salary of $295,000. (12) Represents a base salary of C$275,000 for the period of July 1, 2022 – October 20, 2022 and C$340,000 for the period of October 20, 2022 – June 30, 2023. (13) Represents a base salary of C$250,000 for the period of July 1, 2021 – September 30, 2021 and C$275,000 for the period of October 1, 2021 to June 30, 2022. (14) Represents a base salary of C$225,000 for the period of July 1, 2020 – December 31, 2020 and C$250,000 for the period of January 1, 2021 – June 30, 2021 and a cash bonus of C$156,300. (15) $1,081,169 of the equity awards (based on the fair value of the award on the grant date) granted to Mr. Wignall in Fiscal 2023 were forfeited in connection with his departure from the Corporation. (16) $142,366 of the equity awards (based on the fair value of the award on the grant date) granted to Mr. Moore in Fiscal 2023 were forfeited in connection with his departure from the Corporation. (17) Amounts shown in this column represent the grant date fair value of options, which has been calculated using the Black-Scholes method and the following assumptions unless otherwise noted. The grant date fair value for these options is the same as the fair value determined for accounting purposes. Expected Volatility Expected Option Life Risk-free Interest Rate 2022 57.63% - 60.16% 4.5 – 5 years 0.78% - 2.58% 2021 62.27% - 65.55% 5 years 0.33% - 0.71% (18) On November 1, 2022, Mr. Wignall voluntarily surrendered 209,998 options granted on September 30, 2021 with a value of $1,790,026 for cancellation. Due to the price decline of the Common Shares, stock options granted to Mr. Wignall in September 2021 and to other employees in February 2021 were notably underwater and given the magnitude of the gap between current price and exercise price, it was believed that while these outstanding options remained technically potentially dilutive, they no longer provided the intended incentive and retentive value. Rather than increase the equity pool, it was determined that it was in the best interests of the Corporation to accept any voluntarily surrendered options for cancellation.

(19) On March 30, 2022, Mr. Wignall voluntarily surrendered 346,428 options granted on February 9, 2021 with a value of $4,853,485 for cancellation.
(20) On March 30, 2022, Mr. Moore voluntarily surrendered 158,928 options granted on February 9, 2021 with a value of $2,226,595 for cancellation.
(21) On March 30, 2022, Mr. Corbic voluntarily surrendered 50,000 options granted on February 9, 2021 with a value of $700,504 for cancellation.
(22) None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their base salary.
(23) Represents the settlement amount paid to Mr. Wignall following his exit from the Corporation.
(24) Represents the settlement amount paid to Mr. Moore following his exit from the Corporation.

Table of compensation securities for NEOs

The following table describes the outstanding share-based awards and option-based awards held by NEOs as at June 30, 2023.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS		
Name and Principal Position[(1)]	**Number of shares underlying unexercised Options (#)**	**Option exercise price ($)**	**Option expiration date**	**Value of unexercised in-the-money Options ($)**	**Number of underlying shares that have not vested (#)**	**Market or payout value of unvested share based awards ($)[(6)]**	**Market or payout value of vested share-based awards not paid out or distributed ($)**
William Wignall Former *President & Chief Executive Officer*	–	–	–	–	—	–	–
David Moore Former *EVP, Corporate Development*	–	–	–	–	–	–	–
Larry Stock *Chief Financial Officer*	21,428	17.34[(2)]	2026-06-30	–	60,000	$252,000	–
	15,000	14.23[(3)]	2027-03-31	–			
Jamie Minner *Chief Revenue Officer*	26,000	8.47[(4)]	2027-06-30	–	50,000	$210,000	–
Nenad Corbic *Chief Technology Officer*	17,857	11.40[(5)]	2025-06-03	–	60,000	$252,000	–
	21,428	17.34[(2)]	2026-06-30	–			
	15,000	14.23[(3)]	2027-03-31	–			

Notes:

(1) Mr. Worthington did not receive any compensation for serving in his role as Interim Executive Chairman. See "Compensation of Non-NEO Directors" for details on Mr. Worthington's compensation for serving in his role as a Director.
(2) Based on an exercise price of C$21.49 per Common Share converted to US$17.34 using an exchange rate of 0.8068, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.
(3) Based on an exercise price of C$17.78 per Common Share converted to US$14.23 using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.
(4) Based on an exercise price of C$10.92 per Common Share converted to US$8.47 using an exchange rate of 0.7760, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.
(5) Based on an exercise price of C$15.40 per Common Share converted to US$11.40 using an exchange rate of 0.7405, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.
(6) Amounts shown represents the closing price of the Common Shares on the TSX on June 30, 2023, being C$4.19 per Share converted into $3.16 per Common Share using an exchange rate of 0.7553, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on June 30, 2023, multiplied by the number of unvested RSUs and PSUs.

23

24 Incentive Plan Awards – Value Vested or Earned During the Year – Named Executive Officers Name Option based awards – value vested during the year ($)(1) Share-based awards – value vested during the year(2) Non-equity incentive plan compensation – value earned during the year ($)(3) William Wignall Former President & Chief Executive Officer – – – David Moore Former EVP, Corporate Development – – – Larry Stock Chief Financial Officer – – $240,000 Jamie Minner Chief Revenue Officer – – $152,500 Nenad Corbic Chief Technology Officer $892 – $157,500 _______________ Notes: (1) Amounts shown represents the difference between the closing price of the Common Shares on the TSX on June 30, 2023, being C$4.19 per Share converted into $3.16 per Common Share using an exchange rate of 0.7553, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on June 30, 2023, and the option exercise price, and multiplying that amount by the number of vested options. (2) Amount shown represents the closing price of the Common Shares on the TSX on June 30, 2023, being C$4.19 per Share converted into $3.16 per Common Share using an exchange rate of 0.7553, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on June 30, 2023, multiplied by the number of vested RSUs. (3) This amount represents the Total Bonus Earned in Fiscal 2023. See “Compensation – Named Executive Officers”. Employment Agreements – Named Executive Officers Each of our NEOs serves in their respective positions for an indefinite term. Below are the common elements of their employment arrangements, which are subject to mandatory employment and labour standards legislation and regulations as may be applicable to each NEOs’ employment with the Corporation. Termination “without cause” or resignation for good reason The Corporation may terminate Mr. Stock at any time without cause or he may resign for good reason upon payment of: (i) 12 months base salary, (ii) any earned but unpaid short-term incentive payable on account of the fiscal year up to the termination date. In the event such termination occurs during the period three months before or ending twelve months after a Change in Control (as defined in the Omnibus Plan), Mr. Stock shall also be entitled to receive (i) the full annual target amount of the short-term incentive bonus in effect for such fiscal year and the full vesting and lapse of any restrictions on all of his outstanding unvested equity awards. Mr. Corbic may be terminated without cause upon payment of all entitlements in accordance with the Ontario Employment Standards Act, 2000, as amended. Mr. Minner is employed “at will” in accordance with applicable U.S. employment laws while Mr. Stock Termination Benefits The following table sets out the estimated termination costs (other than for cause) for each of the NEOs assuming that the termination event took place on the last business day of the fiscal year ended June 30, 2023.

NEO	Event	Total[(1)]
Larry Stock *Chief Financial Officer*	Termination without cause or resignation for good reason	$607,531
	Termination without cause or resignation for good reason following a change in control of the Corporation	$859,531
Jamie Minner *Chief Revenue Officer*	Termination without cause	$0
Nenad Corbic *Chief Technology Officer*	Termination without cause	$146,468

Notes:
(1) Amounts do not include accrued amounts for earned but unpaid vacation, prerequisites, allowances and benefits.

Compensation of Non-NEO Directors

In respect of Fiscal 2023, non-NEO Directors of the Corporation were entitled to be paid $50,000 as a cash retainer and $55,000 as an equity retainer as members of the Board.

We do not provide a meeting fee for Board members. The total retainer is deemed to be full payment for the role of Director. An exception to this approach would be made in the event of a special transaction or other special circumstance that would require more meetings than are typically required.

Summary Compensation Table – Directors

The following table sets out information concerning the compensation earned by the Directors in respect of Fiscal 2023.

Name[(1)]	Fees earned ($)	Share-based awards ($)	Option-based awards ($)[(3)]	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Allan Brett *Director (Member of the Audit Committee and the CNGC)*	$50,000	$55,000	–	–	–	–	$105,000
Al Guarino *Director (Chair of the Audit Committee)*	$50,000	$55,000	–	–	–	–	$105,000
Joanne Moretti *Director (Member of the CNGC)*	$12,500[(2)]	$13,750[(2)]	–	–	–	–	$26,250
Marc Lederman *Director (Member of the Audit Committee and Chair of the CNGC)*	$50,000	$55,000	–	–	–	–	$105,000
Norman A. Worthington *Chair of the Board*	$50,000	$55,000	–	–	–	–	$105,000

Notes:
(1) Mr. Wignall did not earn any compensation in his capacity as a Director. His compensation in his capacity as President & Chief Executive Officer in Fiscal 2023 is reflected in the section titled "Compensation – Named Executive Officers" above.
(2) Represents the pro-rated amount of the annual directors' fees as Ms. Moretti joined the Board on April 11, 2023.

Outstanding Share Based Awards and Option Based Awards – Directors

The following table describes the outstanding share-based awards and option-based awards held by Directors as at June 30, 2023.

25

OPTION-BASED AWARDS					SHARE-BASED AWARDS		
Name	Number of shares underlying unexercised Options (#)	Option exercise price ($)[1]	Option expiration date	Value of unexercised in-the-money Options ($)[2]	Number of underlying shares that have not vested (#)	Market or payout value of unvested share based awards ($)	Market or payout value of vested share-based awards not paid out or distributed ($)[3]
Allan Brett *Director (Member of the Audit Committee)*	4,021	$26.97	2026-02-08	–	–	–	$55,000
	2,503	$18.62	2026-06-30	–			
Al Guarino *Director (Chair of the Audit Committee)*	4,021	$26.97	2026-02-08	–	–	–	$55,000
	2,503	$18.62	2026-06-30	–			
Marc Lederman *Director (Member of the Audit Committee and Chair of the CNGC)*	2,503	$18.62	2026-06-30	–	–	–	$55,000
Norman A. Worthington *Chair of the Board*	2,503	$18.62	2026-06-30	–	–	–	$55,000
Joanne Moretti *Director (Member of the CNGC)*	–	–	–	–	–	–	$13,750

Notes:

(1) Based on an exercise price of C$34.30 per Common Share converted to US$26.97 using an exchange rate of 0.7862, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on the date of grant.

(2) Amounts shown represents the difference between the closing price of the Common Shares on the TSX on June 30, 2023, being C$4.19 per Common Share converted into converted into $3.16 per Common Share using an exchange rate of 0.7553, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on June 30, 2023, and multiplying that amount by the number of vested options.

(3) Amounts shown represents the closing price of the Common Shares on the TSX on June 30, 2023, being C$4.19 per Share converted into $3.16 per Common Share using an exchange rate of 0.7553, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on June 30, 2023, multiplied by the number of vested DSUs.

26

27 Incentive Plan Awards – Value Vested or Earned During the Year – Directors Name Option based awards – value vested during the year ($) Share-based awards – value vested during the year Non-equity incentive plan compensation – value earned during the year ($) Allan Brett Director (Member of the Audit Committee and the CNGC) – $55,000 – Al Guarino Director (Chair of the Audit Committee and Member of the CNGC) – $55,000 – Joanne Moretti Director ( Member of the CNGC) – $13,750 – Marc Lederman Director (Member of the Audit Committee and Chair of the CNGC) – $55,000 – Norman A. Worthington Chair of the Board – $55,000 – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS The following table provides information as of the date of the end of Fiscal 2023, regarding the number of Common Shares to be issued upon the exercise of outstanding options and the weighted-average exercise price of the outstanding options in connection with the Option Plan. The Corporation does not have any equity compensation plans that have not been approved by Shareholders. Plan Category Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) Weighted-average exercise price of outstanding options, warrants and rights (US$) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#) Equity compensation plans approved by securityholders – Legacy Option Plan and Omnibus Plan(1) 1,049,442 $13.58 2,264,645 Equity compensation plans not previously approved by securityholders Nil Nil Nil Total 1,049,442 $13.58 2,264,645 _______________ Notes: (1) See “Equity Incentive Plans” for a description of the material features of the Legacy Option Plan and the Omnibus Plan. REPORT ON CORPORATE GOVERNANCE Maintaining a high standard of corporate governance is a top priority for the Board and the Corporation’s management as it believes that this will help create and maintain shareholder value in the long term. The Board has carefully considered its corporate governance practices against the corporate governance guidelines set out in National Policy 58-201 – Corporate Governance Guidelines and believes that the Corporation is well aligned with such guidelines. The Corporation has formally adopted a set of charters and corporate governance policies which are referred to throughout this Circular. The Chairman of the Board is Mr. Norm Worthington and lead independent director is Allan Brett.

28 Overview To achieve best practices and comply with applicable governance standards, the Corporation has adopted comprehensive corporate governance policies such as a: Code of Business Conducts and Ethics, Audit Committee Charter, CNGC Charter, Corporate Governance Committee Charter, Diversity Policy, Whistleblower Policy and Insider Trading Policy. Independence of Directors Upon the election of the directors put forth for nomination at the Meeting, the Board will consist of a total of six directors of which Marc Lederman, Al Guarino, Allan Brett and Joanne Moretti are considered “independent” as such term is defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices. Charles Salameh is not considered independent as he is an executive officer of the Corporation and Norm Worthington (the Chairman of the Board) is not considered independent as he served as Executive Chair within the last three years. The independent board members meet independently with the auditors annually and otherwise as necessary throughout the year. Based on the breadth and depth of their experience, the Corporation’s independent Directors each play an important leadership role on the Board and have considerable influence on decisions of the Board. All Directors, including the independent Directors, are invited to openly provide their thoughts and opinions. Each of the Board committees has an independent chair that takes a leadership role during meetings related to the scope of each committee's mandate. In addition, the independent Directors are empowered to meet as necessary throughout the year. In 2023, Mr. Brett was appointed lead independent Director of the Corporation. None of the proposed directors serve on the board of directors of a reporting issuer or the equivalent in a foreign jurisdiction. Orientation The Corporation has developed a directors’ handbook, which includes Board and Committee mandates, the Code of Business Conduct for employees, insider trading policies and other relevant information. All new directors are given this briefing upon their appointment. The material is reviewed and updated as required. Continuing Education Our Board recognizes ongoing director education as an important component of good governance. Directors are expected to be informed about current best practices, emerging trends in corporate governance and relevant regulatory developments. While directors take personal responsibility for staying current, the CNGC will ensure appropriate continuing education opportunities are available for our Directors to maintain the skill and knowledge necessary to fulfill their duties as directors. As part of the continuing education of directors, management has periodic meetings with the Directors at which executive management update the Directors on key business issues. Code of Business Conduct The Board has adopted a written Code of Business Conduct for its employees, officers, and directors. A copy of the Code of Business Conduct may be found on SEDAR+ at www.sedarplus.ca. The Board will monitor compliance, including through receipt by the Audit Committee of reports of unethical behavior. See “Whistleblower Policy” below. Nomination of Directors The CNGC co-ordinates and manages the process of recruiting, interviewing, and recommending candidates to the Board. This CNGC has a formal written charter which outlines the CNGC’s responsibilities, requisite qualifications for new directors, the appointment and removal of directors and the reporting obligations to the Board. In addition, the CNGC is given authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties.

29 Term Limits The Board has not adopted director term limits, mandatory retirement ages or other automatic mechanisms. The CNGC seeks to maintain a Board composition that reflects a mix of the best skills and experience required to oversee the Corporation. The CNGC is also expected to conduct annual Board effectiveness assessments and report such results to the Board. Assessments The Board, through the CGNC, will regularly assess the overall performance of the Board, the committees, and the individual directors through a combination of formal and informal means, including the distribution of a Board Effectiveness Survey. Business Conduct and Ethics The Corporation had adopted a written Code of Business Conduct and Ethics that applies to all of our Directors, officers and employees, with the aim of maintaining the integrity, reputation, honesty, objectivity and impartiality of the Corporation, including its subsidiaries. Our Code of Business Conduct and Ethics is an internally facing policy, designed to set out our expectations of our employees in how they conduct themselves in their business dealings on behalf of the Corporation and in the performance of their duties. This includes guidance in the areas of ethical conduct in dealing with customers, suppliers and co-workers; avoiding conflicts of interest; compliance with applicable laws; and reporting of any violations of the code itself. Whistleblower Policy The Corporation’s whistleblower policy establishes procedures for employees to confidentiality and anonymously submit concerns to a third-party reporting system regarding any matter which an individual believes is in violation of the Code of Business Conducts and Ethics. Insider Trading Policy The Corporation’s Insider Trading Policy prohibits anyone with knowledge of material information in the affairs of the Corporation that has had not been generally disclosed to the public from buying or selling any of the Corporation’s securities, information anyone of such information or advising anyone to buy, sell, hold or exchange the Corporation’s securities (or any other securities who price or value may reasonably be expected to be affected by material information affecting the Corporation) or disclosure such information to a third party who does so profit. Diversity The Corporation believes in diversity and the potential for diversity in the composition of the Board and senior management of the Corporation, to advance the best interests of the Corporation. Having a Board composed of members with diverse skills, experience, backgrounds and perspective provides the Corporation with, among other things, a competitive advantage, a robust understanding of opportunities, issues and risks, inclusion of different concepts, ideas and relationships, enhanced decision-making and dialogue, and heightened capacity for oversight of the Corporation and its governance. In support of the Corporation’s commitment to diversity at the Board and senior management levels, the Board has adopted a diversity policy (the “Diversity Policy”) that emphasizes the Board’s belief in the importance of diversity and its recognition that the process applicable to determining the composition of the Board and senior management will have a significant impact on attracting and retaining individuals throughout the Corporation. Diversity, including the level of representation of women, will be considered by the Corporation, the Board and the CNGC in the identification and nomination of Directors and in the hiring of senior management. The Board has adopted processes for the nomination and evaluation of individuals as members of the Board and its committees that are based on objective merit-based criteria, and which afford due regard to the potential benefits of diversity. Similar processes are to be used for the hiring and evaluation of senior management of the Corporation. Currently, one of our executive officers is a woman, representing approximately 14% of all executive officers. The Corporation has not adopted a target regarding women in executive officer positions. The level of representation of women has been, and will continue to be, considered by the Corporation, the Board and the CNGC when making executive officer appointments. The CNGC will consider the level of female representation and diversity in senior positions as one of the factors in its search process. Management and the CNGC will continuously monitor the level of female representation in senior positions and specifically recruit qualified female candidates as the need arises. The Board will review the Diversity Policy annually and assess its effectiveness in connection with the composition of the Board and senior management. The Corporation will annually report in our management information circular on the process we have used in relation to Board appointments and senior management hires and will include a summary of the Diversity Policy, and the progress we have made towards achieving its purpose.

The Board, and the CNGC in particular, recognizes the importance and value of increasing diversity at the Board level. In addition, our Diversity Policy addresses the identification and nomination of female directors and sets out the Board's commitment to creating a diverse Board. Mr. Lederman became Chair of the CNGC in fiscal 2023. In last year's circular we committed to add a female Director to meet the exchange requirements by August 2023. In April 2023, we added Ms. Moretti to the Board, well ahead of our target. In February 2023, the Corporation announced the departure of its CEO. The CNGC was tasked by the Board to lead the search for a new CEO to join the Corporation. Following an exhaustive search, the CNGC identified a new CEO, Mr. Salameh, who joined the Corporation effective September 1, 2023. With the addition of the new CEO, the CNGC turned its focus back to the search for additional female directors, looking particularly at the competencies and skills required given the current composition of the Board. The CNGC remains dedicated to furthering the Corporation's diversity at the Board level. As of the date hereof, several candidates have been through multiple rounds of interviews with our Board and certain Executive Officers, including one candidate who was identified to join the Board but ultimately had to decline the invitation due to a restriction on serving on boards by her current employer. The CNGC has a strong pipeline of female candidates and is committed to adding at least one additional female director by the end of fiscal year 2024.

Committees of the Board

In Fiscal 2023, the Board had two committees: (i) the Audit Committee, and (ii) the CNGC.

During Fiscal 2023, the following directors serve on the following committees with the following attendance:

Director	Audit	CNGC
Allan Brett	Member (4/4)	Chair (3/3)
Al Guarino	Chair (4/4)	Member (3/3)
Joanne Moretti		Member (0/0)[(1)]
Marc Lederman	Member (4/4)	Chair (3/3)

Notes:
(1) Joanne Moretti joined the CNGC in May 2023.

Audit Committee

The Audit Committee currently comprises Al Guarino (Chair), Allan Brett and Marc Lederman. Each member of the Audit Committee is independent and financially literate for purposes of National Instrument 52-110 – *Audit Committees*, the Listing Rules of NASDAQ (the "**NASDAQ Listing Rules**") and U.S. federal securities laws. The Corporation's AIF dated September 27, 2023, a copy of which is available on the Corporation's profile on SEDAR+ at www.sedarplus.ca, contains further disclosure with respect to the Corporation's Audit Committee.

The Board has adopted a written charter for the Audit Committee, which sets out the Audit Committee's responsibilities, such as:

- Being directly responsible for overseeing the work of the external auditor;
- Reviewing the Corporation's financial statements and related information;
- Reviewing procedures for the review of the Corporation's public disclosure; and
- Reviewing management's design, implementation and effective conduct of internal controls over financial reporting of disclosure controls and procedures.

CNGC

The CNGC currently comprises Marc Lederman (Chair), Allan Brett and Joanne Moretti. Each member of the CNGC is an independent director. The responsibilities, powers and operation of the CNGC are set out in a written charter and are described in the section above "*Compensation – Compensation and Nominating Committee*".

30

31 Environmental, Social and Governance The Corporation understands that environmental, social and governance (“ESG”) matters are increasingly valued by its various stakeholders and is committed to reviewing and improving its ESG practices. The Board is responsible for monitoring the Corporation’s approach to ESG matters, including: (i) compliance with applicable environmental laws and regulations, (ii) actively promoting and supporting diversity and inclusion and (iii) promoting a culture that emphasizes and values ESG matters. The Corporation is currently developing an appropriate policy to further codify its commitment to ESG performance and transparency. Shareholder Engagement Both management and the Board encourage regular and constructive engagement directly with Shareholders. Certain members of the Board frequently contact a target list of the Corporation’s largest Shareholders to solicit feedback. Additionally, management regularly engages with Shareholders, including on a quarterly basis through annual and quarterly reports, news releases and our quarterly conference call, which is available to all Shareholders to review the financial and operating results of the most recently completed quarter. Several of our Management also regularly attend and speak at various investor conferences with groups of investors and potential investors. Shareholders are welcome to contact the Corporation’s senior management team by e-mailing us at: investorrelations@sangoma.com or by mail to: Investor Relations, Sangoma, 100 Renfrew Drive, Suite 100, Markham, ON, Canada L3R9R6 EQUITY INCENTIVE PLANS The Corporation has an omnibus equity incentive plan (the "Omnibus Plan") and a legacy stock option plan (the “Legacy Option Plan”). Omnibus Plan The material features of the Omnibus Plan are summarized below. The following discussion is qualified entirely by the full text of the Omnibus Plan. Shares Subject to the Omnibus Plan Subject to adjustments as provided for under the Omnibus Plan, the maximum number of Common Shares available for issuance pursuant to awards granted under the Omnibus plan will not exceed 10% of Sangoma’s total issued and outstanding Common Shares from time to time (the “Reserved Shares”). The Omnibus Plan is considered to be an “evergreen” plan, since the Common Shares covered by any awards that are terminated or cancelled for any reason prior to exercise in full will be added back to the number of Common Shares reserved for issuance under the Omnibus Plan and the total number of awards available to grant increases as the number of issued and outstanding Common Shares increases. Insider Participation Limit The Omnibus Plan provides that the aggregate number of Common Shares (a) issuable to insiders at any time (under all of the Corporation’s security-based compensation arrangements) cannot exceed 10% of the Corporation’s issued and outstanding Common Shares and (b) issued to insiders within any one-year period (under all of the Corporation’s security-based compensation arrangements) cannot exceed 10% of the Corporation’s issued and outstanding Common Shares. Furthermore, the Omnibus Plan provides that (a) the Corporation shall not make grants of awards to non-employee directors, if after giving effect to such grants of awards, the aggregate number of Common Shares issuable to non- employee directors, at the time of such grant under all of the Corporation’s security-based compensation arrangement, would exceed 1% of the issued and outstanding Common Shares on a non-diluted basis, and (b) within any one financial year of the Corporation, the aggregate fair market value on the date of grant of all awards granted to any one non-employee director under all of the Corporation’s security-based compensation arrangements shall not exceed $150,000, provided that such limits shall not apply to (i) awards taken in lieu of any cash retainer or other director fees, or (ii) a one-time initial grant to a non-employee director upon such director joining the Board. Any Common Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Common Shares available for issuance pursuant to the exercise of awards granted under the Omnibus Plan.

32 Maximum Issuable to one Person Except for the insider participation limits set forth above, the Omnibus Plan does not provide for a maximum number of Common Shares which may be issued to an individual pursuant to the plan and any other share compensation arrangement (expressed as a percentage or otherwise). Types of Awards The Omnibus Plan provides for the grant of options (“Options”), restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”, and together with the Options, RSUs and PSUs, the “Awards”). All Awards will be granted by an agreement or other instrument or document evidencing the Award granted under the Omnibus Plan (an “Award Agreement”). Administration of the Omnibus Plan The Omnibus Plan will be administered by the Board, which may delegate its authority to any duly authorized committee of the Board (the “Plan Administrator”). The Plan Administrator will determine which Directors, officers, consultants and employees are eligible to receive awards under the Omnibus Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Corporation, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine. In addition, the Plan Administrator shall interpret the Omnibus Plan and may adopt administrative rules, regulations, procedures and guidelines governing the Omnibus Plan or any awards granted under the Omnibus Plan as it deems appropriate. Eligibility All Directors, officers, consultants and employees are eligible to participate in the Omnibus Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Omnibus Plan will be determined in the discretion of the Plan Administrator. Description of Awards Awards of Options, RSUs, PSUs and DSUs may be made under the Omnibus Plan. All of the awards described below will be subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Omnibus Plan, and will generally be evidenced by an Award Agreement. In addition, subject to the limitations provided in the Omnibus Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards. Options An Option entitles a holder thereof to purchase a prescribed number of treasury Common Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the volume weighted average closing price of the Common Shares listed on the TSX for the five trading days immediately preceding the date of grant (the “Market Price”) on the date of grant. Subject to any accelerated termination as set forth in the Omnibus Plan, each Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the participant. The Plan Administrator will have the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the Omnibus Plan, such as vesting conditions relating to the attainment of specified performance goals. Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in

33 lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Corporation indicating the number of Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to the provisions of the Omnibus Plan, the Corporation will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares having an aggregate fair market value equal to the In-the-Money Amount. Any Options surrendered in connection with a Cashless Exercise will not be added back to the number of Common Shares reserved for issuance under the Omnibus Plan. Restricted Share Units A RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Common Share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”). The number of RSUs (including fractional RSUs) granted at any particular time under the Omnibus Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs (including the elected amount, as applicable), as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Common Share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the Code, to the extent applicable. Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested RSU, (b) a cash payment or (c) a combination of Common Shares and cash, in each case as determined by the Plan Administrator. Any such cash payments made by the Corporation shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Subject to the provisions of the Omnibus Plan and except as otherwise provided in an Award Agreement, no settlement date for any RSU shall occur, and no Common Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year. Performance Share Units A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Common Share (or the value thereof) for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the termination of a participant’s employment and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement. The Plan Administrator may, from time to time, subject to the provisions of the Omnibus Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”). The Plan Administrator has the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Common Shares and cash, in each case as determined by the Plan Administrator in its discretion. Any such cash payments made by the Corporation to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Subject to the provisions of the Omnibus Plan and except as otherwise provided in an Award Agreement, no settlement date for any PSU shall occur, and no Common Share shall be issued for cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year. Deferred Share Units A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Corporation which entitles the holder to receive one Common Share (or, at the election of the holder and subject to the approval of the Plan Administrator the cash value thereof) for each DSU on a future date. The Board may fix

34 from time to time a portion of the total compensation (including annual retainer) paid by the Corporation to a director in a calendar year for service on the Board (the “Director Fees”) that is to be payable in the form of DSUs. In addition, each director will be given, subject to the provisions of the Omnibus Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs. Except as otherwise determined by the Plan Administrator, DSUs shall vest immediately upon grant or be subject to a one-year vesting. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of a Common Share on the date of grant. Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the Omnibus Plan by the Corporation to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Dividend Equivalents RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Value at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places. Black-out Periods If an award expires during, or within five business days after, a routine or special trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of the Omnibus Plan, unless the delayed expiration would result in negative tax consequences to the holder of the award, the award shall expire ten business days after the trading black-out period is lifted by the Corporation. Term The Board will set the term of Stock Options granted under the plan and such term cannot exceed ten years. While the Omnibus Plan will not stipulate a specific term for awards granted thereunder, shareholder approval shall be required to permit an award to be exercisable beyond 10 years from its date of grant, except where an expiry date would have fallen within a blackout period of the Corporation. All awards must vest and settle in accordance with the provisions of the Omnibus Plan and any applicable Award Agreement, which may include an expiry date for a specific award. Termination of Employment or Services The following table describes the impact of certain events upon the participants under the Omnibus Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, Award Agreement or other written agreement and subject to applicable employment standards legislation or regulations applicable to the participant’s employment or other engagement with the Corporation or any of its subsidiaries:

35 Event Provisions Termination for Cause • Any unvested awards held that have not been exercised, settled or surrendered as of the Termination Date (as defined in the Omnibus Plan) shall be immediately forfeited and cancelled. • Any vested awards may be exercised, settled or surrendered to the Corporation by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such award, and (b) the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled. Resignation Termination without Cause Disability • Any award held by the participant that has not vested as of the date of the Disability (as defined in the Omnibus Plan) of such participant but is scheduled to vest within the next year shall vest on such date and may be exercised or surrendered to the Corporation by the participant at any time until the expiry date of such award. All other unvested awards shall be immediately forfeited and cancelled. Death • Any award held by the participant that has not vested as of the date of the death of such participant but is scheduled to vest within the next year shall vest on such date and may be exercised, settled or surrendered to the Corporation by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such award, and (b) the first anniversary of the date of the death of such participant, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled. All other unvested awards shall be immediately forfeited and cancelled. Notwithstanding the foregoing, the Plan Administrator may, in its discretion, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator. Change in Control Under the Omnibus Plan, except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and a participant: (a) If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment is terminated without Cause (as defined in the Omnibus Plan), without any action by the Plan Administrator: (i) any unvested awards held by the participant that have not been exercised, settled or surrendered as of the Termination Date shall immediately vest; and (ii) any vested awards may be exercised, settled or surrendered to the Corporation by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date, with any award that has not been exercised, settled or surrendered at the end of such period being immediately forfeited and cancelled. (b) Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on the TSX, the Corporation may terminate all of the awards, other than an option held by a participant that is a resident of Canada for the purposes of the Tax Act, granted under the Omnibus Plan at the time of, and subject to the completion of, the Change in Control transaction by paying to each holder an amount equal to the fair market value of his or

36 her respective award (as determined by the Plan Administrator, acting reasonably) at or within a reasonable period of time following completion of such Change in Control transaction. Subject to certain exceptions, a “Change in Control” includes (a) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Common Shares, (b) the sale of all or substantially all of the Corporation’s assets, (c) the dissolution or liquidation of the Corporation, (d) the acquisition of the Corporation via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise, or (e) individuals who comprise the Board at the last annual meeting of Shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the Shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board. Non-Transferability of Awards Unless otherwise provided by the Plan Administrator, and except to the extent that certain rights may pass to a beneficiary or legal representative upon the death of a participant by will or as required by law, no assignment or transfer of awards granted under the Omnibus Plan, whether voluntary, involuntary, by operation of law or otherwise, is permitted. Amendments to the Omnibus Plan The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares, amend, modify, change, suspend or terminate the Omnibus Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Omnibus Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Omnibus Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. Taxpayer (as such term is defined in the Omnibus Plan) to be subject to the additional tax penalty under Section 409A(1)(b)(i)(II) of the Code shall be null and void ab initio. Notwithstanding the above, and subject to the rules of the TSX (which requires approval of disinterested Shareholders), the approval of Shareholders is required to effect any of the following amendments to the Omnibus Plan: (a) increasing the number of Common Shares reserved for issuance under the Omnibus Plan, except pursuant to the provisions in the Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital; (b) increasing or removing the 10% limits on Common Shares issuable or issued to insiders; (c) reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital; (d) extending the term of an option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within five business days following the expiry of such a blackout period); (e) permitting an option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period); (f) increasing or removing the limits on the participation of non-employee directors; (g) permitting awards to be transferred to a person; (h) changing the eligible participants; and

37 (i) deleting or otherwise limiting the amendments which require approval of the Shareholders. Except for the items listed above, amendments to the Omnibus Plan will not require Shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of the Corporation for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error. Anti-Hedging Policy Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them. Financial Assistance The Corporation will not provide financial assistance to participants under the Omnibus Plan to facilitate payment of the exercise price of options. Legacy Option Plan Prior to shareholder approval of the Omnibus Plan on December 11, 2022, the Corporation granted options to acquire Shares to certain executive officers, employees and consultants under the Legacy Option Plan. No additional grants are made under the Legacy Option Plan, however all outstanding grants previously made under the Legacy Option Plan continue to be governed by the terms thereof. The material features of the Legacy Option Plan are summarized below. The following discussion is qualified entirely by the full text of the Legacy Option Plan. The exercise price (which is payable in full upon exercise) shall be set by the Board in accordance with the applicable rules of the stock exchange upon which the Common Shares are listed at the date the option is granted and the term of any option shall not exceed five (5) years. The Board also approves the vesting period or periods of options granted under the Option Plan. The Corporation does not provide financial assistance to participants under the Option Plan to facilitate payment of the exercise price of options. The Option Plan also includes the following terms, among others: (a) the number of Common Shares reserved for issuance to any one person within a one-year period shall not exceed 5% of the outstanding Common Shares at the time of the grant (on a non-diluted basis); (b) the exercise price for each option shall be fixed by the Board but cannot be less than the “market price” on the date the option is granted. The “market price” is equal to the closing price of the Common Shares as reported by the stock exchange upon which the Common Shares are listed or other published market upon which the Common Shares are quoted or traded, on the day immediately preceding the day upon which the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for the day immediately preceding the day upon which the option is granted. If the Board determines that an option is to be granted at a future date “market price” shall be deemed to be the greater of the weighted average trading price of the Common Shares as reported for the five (5) trading days preceding the date of the grant and the Discounted Market Price (as defined under the policies of the TSX Venture Exchange) on the date of the grant; (c) options shall expire not more than five years from the grant date; (d) options terminate within a period of time following an optionholder ceasing to be a director, officer, employee or consultant of the Corporation or of a subsidiary of the Corporation. However, in the event of death, options will expire at the earlier of the end of the original option period or 180 days after the date of death;

38 (e) the number of Common Shares issuable to insiders of the Corporation at any time pursuant to all of the Corporation’s share compensation arrangements shall not exceed 10% of the outstanding Common Shares at the time of grant, on a non-diluted basis, and the number of Common Shares issued to insiders of the Corporation, within any one year period, pursuant to all of the Corporation’s share compensation arrangements, shall not exceed 10% of the outstanding Common Shares at the time of grant, on a non-diluted basis; (f) the number of Common Shares issuable to any one insider of the Corporation within a one-year period pursuant to all of the Corporation’s share compensation arrangements shall not exceed 5% of the outstanding Common Shares at the time of grant, on a non-diluted basis; (g) the number of options which may be issued to a consultant within a one-year period pursuant to all of the Corporation’s share compensation arrangements shall not exceed 2% of the outstanding Common Shares at the time of grant, on a non-diluted basis; (h) the number of options issued to an employee of the Corporation or a subsidiary that conducts investor relation activities under the Plan within a one-year period pursuant to all of the Corporation’s share compensation arrangements shall not exceed 2% of the Common Shares outstanding at the time of grant, on a non-diluted basis; (i) options are not transferable otherwise than by will or by the laws of descent and distribution, and options are exercisable, during the holder’s lifetime, only by the holder; and (j) provisions for adjustment in the number of Common Shares issuable thereunder in the event of the subdivision, consolidation, reclassification or change of the shares, a merger or other relevant changes in the Corporation’s capitalization. The Board may, with the approval of the TSX, NASDAQ and any other stock exchanges and regulatory authorities having jurisdiction over the affairs of the Corporation, at any time amend, revise or terminate the Option Plan if and when it is advisable in the discretion of the Board, except that the consent of an optionholder is required if such amendment, revision or termination would adversely affect the rights of such optionholder under any option granted to him, her or it. Burn Rate The following table sets forth the annual burn rate, calculated in accordance with the rules of the TSX, in respect of the Omnibus Plan for the most recently completed financial year since its adoption on December 12, 2023: Plan Fiscal 2023 Annual Burn Rate(1) 2.18% ______________ Notes: (1) The annual burn rate is calculated as follows and expressed as a percentage: the number of securities granted under the Omnibus Plan during the applicable fiscal year divided by the weighted average number of Common Shares of the Corporation outstanding for the applicable fiscal year, as required to be calculated and disclosed pursuant to Sections 613(p) and 613(d)(iii) of the TSX Company Manual. NASDAQ CORPORATE GOVERNANCE The Corporation is a “foreign private issuer” as defined under the NASDAQ Listing Rules. In such capacity, the Corporation is not required to comply with all of the corporate governance requirements of the NASDAQ Listing Rules, and is permitted under NASDAQ Listing Rule 5615(a)(3) to follow home country practice in lieu of the requirements of the Rule 5600 Series of the NASDAQ Listing Rules, the requirement to disclose third-party director and nominee compensation set forth in NASDAQ Listing Rule 5250(b)(3) and the requirement to distribute annual and interim reports set forth in NASDAQ Listing Rule 5250(d), subject to several exceptions, including a requirement that the Corporation have an audit committee that satisfies NASDAQ Listing Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirements under the Exchange Act. The Corporation has reviewed NASDAQ’s corporate governance requirements and confirms that the Corporation is in compliance in all material respects with NASDAQ’s corporate governance standards. The manner in which the Corporation’s corporate governance practice differs from NASDAQ’s corporate governance requirements is further described in the Corporation’s NASDAQ Corporate Governance disclosure, which can be viewed on the Corporation’s website at www.sangoma.com

39 INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS As of the date hereof, none of the Directors, executive officers, employees, former executive officers or former employees of the Corporation or any of its subsidiaries, and none of their respective associates, is indebted to the Corporation or any of its subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Corporation or any of its subsidiaries. INDEMNIFICATION AND DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE In Fiscal 2023, the Corporation purchased directors’ & officers’ liability insurance coverage (“D&O Insurance”) for directors and officers of the Corporation. The total annual premium payable by the Corporation for the D&O Insurance was $1,682,700 plus applicable taxes and fees and no amount of such premium was paid by the directors or officers of the Corporation. The D&O Insurance coverage has an annual aggregate limit of $15,000,000 plus an additional $5,000,000 of Side A coverage. The D&O Policy has deductibles ranging from nil to US$5,000,000, depending on the type of claim being made. D&O Insurance is designed to protect Board members and officers for their legal liabilities including, but not limited to, securities claims and claims for statutory liabilities. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS Other than as described elsewhere in this Circular, to the knowledge of the Directors of the Corporation, no informed person of the Corporation, no proposed Director of the Corporation and no associate or affiliate of any such informed person or proposed Director, during the year ended June 30, 2023 has or has had any material interest, direct or indirect, in any transaction which has or would materially affect the Corporation or any of its subsidiaries. For purposes hereof, “informed person” means (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation, if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON Other than as described elsewhere in this Circular, to the knowledge of the Directors and executive officers of the Corporation, other than the election of Directors, no person who has been a Director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, none of the proposed nominees for election as Directors of the Corporation, and no associate or affiliate of any of the foregoing, have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. ADDITIONAL INFORMATION Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Further financial information for the Corporation’s most recently completed fiscal year is provided in the Corporation’s audited comparative consolidated annual financial statements and Management’s Discussion and Analysis for the year ended June 30, 2023. Shareholders may contact the Chief Financial Officer of the Corporation at (905) 474-1990, or in writing at the registered address of the Corporation, to request copies of these documents. APPROVAL OF BOARD OF DIRECTORS

40 The contents of this Circular and the sending of it to each director of the Corporation, to the auditor of the Corporation, to the Shareholders and to the applicable regulatory authorities, have been approved by the directors of the Corporation. DATED as of November 8, 2023. SANGOMA TECHNOLOGIES CORPORATION Per: “Charles Salameh” Name: Charles Salameh Title: Chief Executive Officer and Director

41 Schedule A BY-LAW RESOLUTION BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT: 1. The By-Law no. 2 of the Corporation is hereby amended and restated in its entirety in the form attached as Schedule B (“Amended and Restated By-Law No. 2’); 2. Amended and Restated By-Law No. 2 be effective from November 7, 2023, the date of approval by the directors of the Corporation; and 3. Any director or officer of the Corporation be, and is hereby, authorized and directed to execute and deliver for and in name of and on behalf of the Corporation, whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person's opinion may be necessary or desirable for the purpose of giving effect to this resolution.

42 Schedule B AMENDED AND RESTATED BY-LAW NO. 2 (see attached)

AMENDED AND RESTATED BY-LAW NO. 2 Business Corporations Act (Ontario) A by-law relating generally to the regulation of the business and affairs of SANGOMA TECHNOLOGIES CORPORATION (the “Corporation”)

SANGOMA TECHNOLOGIES CORPORATION AMENDED AND RESTATED BY-LAW NO. 2 being a by-law relating generally to the transaction of the business and affairs of the Corporation, ARTICLE ONE INTERPRETATION SECTION 1.01 DEFINITIONS. In the by-laws of the Corporation, unless the context otherwise requires: “Act” means the Business Corporations Act (Ontario) and all regulations made pursuant to it, and any statute and regulations that may be substituted therefor, as from time to time amended; “appoint” includes “elect” and vice versa; “articles” means the articles of amalgamation of the Corporation dated July 1, 2001, as from time to time amended or restated; “board” means the board of directors of the Corporation; “by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect; “Corporation” means Sangoma Technologies Corporation, a corporation continued under the laws of Ontario; “electronic document” means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means; “information system” means a system used to generate, send, receive, store, or otherwise process an electronic document; “meeting of shareowners” means an annual meeting of shareowners or a special meeting of shareowners; “non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada); “recorded address” means in the case of a shareowner its latest address as recorded in the securities register; and in the case of joint shareowners the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, such person’s latest address as shown in the records of the Corporation;

- 2 - “signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 2.02, or by a resolution passed pursuant thereto; save as aforesaid, words and expressions defined in the Act have the same meanings when used herein or in any other by-law; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations; and a reference to a section means that section in the by-laws in which such section appears. In the case of any conflict between the articles and the provisions of this or any other by-law the provisions of the articles shall prevail. ARTICLE TWO BUSINESS OF THE CORPORATION SECTION 2.01 REGISTERED OFFICE. Until changed in accordance with the Act, the address of the registered office of the Corporation will be within the place specified in the articles or within articles of amendment changing the place in which its registered office is situated. SECTION 2.02 EXECUTION OF INSTRUMENTS. Deeds, documents, bonds, debentures, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any one of the directors or officers of the Corporation. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same. SECTION 2.03 BANKING AND FINANCIAL ARRANGEMENTS. The banking and financial business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking and financial business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize. SECTION 2.04 VOTING RIGHTS IN OTHER BODIES CORPORATE. The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

- 3 - SECTION 2.05 WITHHOLDING INFORMATION FROM SHAREOWNERS. Subject to the provisions of the Act, no shareowner shall be entitled to discovery of any information respecting any details or conduct of the Corporation’s business which, in the opinion of the board, it would be inexpedient in the interests of the shareowners or the Corporation to communicate to the public. The board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareowners and no shareowner shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or authorized by the board or by resolution passed at a general meeting of shareowners. SECTION 2.06 DECLARATIONS. Any officer of the Corporation or any other person appointed for the purpose by resolution of the board is authorized and empowered to appear and make answer for, on behalf and in the name of the Corporation, to writs, orders and interrogatories upon articulated facts issued out of any court and to declare for, on behalf and in the name of the Corporation, any answer to writs of attachment by way of garnishment or otherwise and to make all affidavits and sworn declarations in connection therewith or in connection with any and all judicial proceedings. Such officers and persons may make demands of abandonment or petitions for winding-up or bankruptcy orders upon any debtor of the Corporation, may attend and vote at all meetings of creditors of the Corporation’s debtors and grant proxies in connection therewith, and may generally do all such things in respect thereof as they deem to be in the best interests of the Corporation. ARTICLE THREE BORROWING AND SECURITIES SECTION 3.01 BORROWING POWER. Without limiting the borrowing powers of the Corporation as set forth in the Act or in the articles, the board may from time to time: (a) borrow money upon the credit of the Corporation and limit or increase the amount to be borrowed; (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness, guarantees or securities of the Corporation, whether secured or unsecured; (c) to the extent permitted by the Act, give guarantees on behalf of the Corporation to secure performance of an obligation of any person or give, directly or indirectly, financial assistance to any person on behalf of the Corporation by means of a loan, guarantee or otherwise; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any of the real or personal, moveable or immoveable property of the Corporation, currently owned or subsequently acquired, including book debts, rights, powers, franchises and undertakings, to secure any present or future debt obligations or any money borrowed or other debt or liability of the Corporation, including any bonds, debentures, notes, debenture stock, other evidences of indebtedness,

- 4 - guarantees or securities of the Corporation which it is by law entitled to issue. Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation. SECTION 3.02 DELEGATION. The board may from time to time delegate to such one or more of the directors or officers of the Corporation as may be designated by the board all or any of the powers conferred on the board by section 3.01 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation. ARTICLE FOUR DIRECTORS SECTION 4.01 NUMBER OF DIRECTORS AND QUORUM. Until changed in accordance with the Act, the board shall consist of such fixed number, or minimum and maximum number, of directors as may be set out in the articles. The directors may, from time to time, fix by resolution the quorum for meetings of directors, but until otherwise fixed, a majority of the directors in office from time to time shall constitute a quorum. Any meeting of directors at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under the by-laws of the Corporation for the time being vested in or exercisable by the directors generally. Subject to the Act and to the articles of the Corporation, the directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareowners, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareowners. SECTION 4.02 QUALIFICATION. No person shall be qualified for election as a director if such person is less than eighteen (18) years of age; if such person is of unsound mind and has been so found by a court in Canada or elsewhere; if such person is not an individual; or if such person has the status of a bankrupt. A director need not be a shareowner. SECTION 4.03 ELECTION AND TERM. The election of directors shall take place at each annual meeting of shareowners at which time all the directors then in office shall cease to hold office, but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors or the shareowners otherwise determine. The election shall be by resolution. If an election of directors is not held at any such meeting of shareowners, the incumbent directors shall continue in office until their successors are elected. SECTION 4.04 VACATION OF OFFICE. A director ceases to hold office when such director dies; when such director is removed from office by the shareowners in accordance with the provisions of the Act; when such director ceases to be qualified for election as a director; or when such director’s written resignation is received by the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

- 5 - SECTION 4.05 VACANCIES. Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure of the shareowners to elect the number or minimum number of directors. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareowners to elect the number or minimum number of directors, the board may call a special meeting of shareowners to fill the vacancy. If the board fails to call such meeting or if there are no such directors then in office, any shareowner may call the meeting. Where there is a vacancy in the board, the remaining directors may exercise all the authorities, powers and discretions of the board so long as a quorum remains in office. SECTION 4.06 MEETINGS BY TELEPHONE, ELECTRONIC OR OTHER COMMUNICATION FACILITY. A director may, to the extent and in the manner permitted by law, participate in a meeting of directors or of a committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, but only if all the directors of the Corporation have consented to that form of participation. A director participating in such a meeting by such means is deemed for the purposes of the Act to be present at that meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board held while a director holds office. SECTION 4.07 PLACE OF MEETINGS. Meetings of the board may be held at any place in or outside Canada. SECTION 4.08 CALLING OF MEETINGS. Meetings of the board shall be held from time to time and at such place as the board, the chairperson of the board, the chief executive officer, or any two directors may determine. SECTION 4.09 NOTICE OF MEETING. Notice of the time and place of each meeting of the board shall be given in the manner provided in section 13.01 to each director not less than twenty-four (24) hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified. A director may waive notice of or otherwise consent to a meeting of the board. Such a waiver of notice may be sent in any manner, including as an electronic document and at any time before, during or after a meeting of the board. No action taken at any meeting of the board shall be invalidated by the accidental failure to give notice or sufficient notice thereof to any director. SECTION 4.10 FIRST MEETING OF NEW BOARD. Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareowners at which such board is elected. SECTION 4.11 ADJOURNED MEETING. Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting. SECTION 4.12 REGULAR MEETINGS. The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each

- 6 - director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified. SECTION 4.13 CHAIRPERSON. The chairperson of any meeting of the board shall be the chairperson of the board, or any other director chosen by the directors present if (a) the chairperson of the board is not present at the meeting within 15 minutes after the time set for holding the meeting; (b) the chairperson of the board is not willing to chair the meeting; or (c) the chairperson of the board has advised the secretary, if any, or any other director, that they will not be present at the meeting. SECTION 4.14 VOTES TO GOVERN. At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairperson of the meeting shall be entitled to a second or casting vote. SECTION 4.15 REMUNERATION AND EXPENSES. The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor. ARTICLE FIVE COMMITTEES SECTION 5.01 COMMITTEES OF DIRECTORS. The board may appoint a committee or committees of directors, however designated, and delegate to such committee or committees any of the powers of the board except those which, under the Act, a committee of directors has no authority to exercise. SECTION 5.02 AUDIT COMMITTEE. The board shall elect from among its number an audit committee to be composed of at least three (3) directors of whom the majority shall not be officers or employees of the Corporation or its affiliates. Members of the audit committee shall remain in office at the pleasure of the board and while still directors. SECTION 5.03 TRANSACTION OF BUSINESS. Subject to the provisions of section 4.06, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of a committee of directors may be held at any place in or outside Canada. SECTION 5.04 PROCEDURE. Unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairperson and to regulate its procedure.

- 7 - ARTICLE SIX OFFICERS SECTION 6.01 APPOINTMENT. The board may from time to time appoint a chairperson of the board, a chief executive officer, a chief financial officer, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary and such other officers as the board may determine by resolution, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to section 6.02, an officer may but need not be a director and one person may hold more than one office. SECTION 6.02 CHAIRPERSON OF THE BOARD. The chairperson of the board shall be chosen from among the directors and, if appointed, shall have such powers and duties as the board may specify. SECTION 6.03 CHIEF EXECUTIVE OFFICER. Unless the directors otherwise determine, the chief executive officer shall be appointed by the directors and shall have general management of its business and affairs. SECTION 6.04 CHIEF FINANCIAL OFFICER. Unless the directors otherwise determine, the chief financial officer shall be appointed by the directors and shall have such powers and duties as the board may specify. SECTION 6.05 VICE-PRESIDENT OR VICE-PRESIDENTS. The vice-president or vice- presidents shall have such powers and duties as the board may specify. SECTION 6.06 SECRETARY. Except as may be otherwise determined from time to time by the board, the secretary shall attend and be the secretary of all meetings of the board, shareowners and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; they shall give or cause to be given, as and when instructed, all notices to shareowners, directors, officers, auditors and members of committees of the board; they shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and they shall have such other powers and duties as the board or the chief executive officer may specify. SECTION 6.07 POWERS AND DUTIES OF OTHER OFFICERS. The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs. SECTION 6.08 VARIATION OF POWERS AND DUTIES. The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

- 8 - SECTION 6.09 TERM OF OFFICE. The board, in its discretion, may remove and discharge any or all the officers of the Corporation either with or without cause at any meeting called for that purpose and may elect or appoint others in their place or places. Any officer or employee of the Corporation, not being a member of the board, may also be removed and discharged, either with or without cause, by the chairperson of the board. If, however, there be a contract with an officer or employee derogating from the provisions of this section such removal or discharge shall be subject to the provisions of such contract. Otherwise each officer appointed by the board shall hold office until such officer’s successor is appointed. SECTION 6.10 TERMS OF EMPLOYMENT AND REMUNERATION. The terms of employment and the remuneration of officers appointed by the board shall be settled by it from - time to time. SECTION 6.11 AGENTS AND ATTORNEYS. The board, the chairperson of the board or any person delegated by any of them shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit. ARTICLE SEVEN PROTECTION OF DIRECTORS, OFFICERS AND OTHERS SECTION 7.01 LIMITATION OF LIABILITY. No director or officer shall be liable for the acts, receipts, neglects or defaults of any other person including any director or officer or employee or agent, or for joining in any receipt or acts for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, delictual, quasi-delictual or tortious acts of any person with whom any of the moneys, securities or other property of the Corporation shall be deposited or for any loss occasioned by an error of judgment or oversight on the part of such director or officer, or for any other loss, damage or misfortune whatever which may arise out of the execution of the duties of the office of such director or officer or in relation thereto, unless the same are occasioned by the wilful neglect or default of such director or officer; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the mandatory provisions of the Act or from liability for any breach thereof. SECTION 7.02 INDEMNIFICATION. Without in any manner derogating from or limiting the mandatory provisions of the Act but subject to the conditions in this by-law, the Corporation shall indemnify each director and officer of the Corporation, each former director and officer of the Corporation and each individual who acts or acted at the Corporation’s request as a director or officer, or each individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

- 9 - SECTION 7.03 ADVANCE OF COSTS. The Corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in section 7.02. The individual shall repay the moneys if the individual does not fulfil the conditions of section 7.04. SECTION 7.04 LIMITATION IN INDEMNITY. The Corporation’s indemnity applies, however, only to the extent that the individual seeking indemnity: (a) acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. SECTION 7.05 INSURANCE. Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers as such, as the board may from time to time determine. ARTICLE EIGHT SHARES SECTION 8.01 AUTHORIZED FOR ISSUANCE. Subject to the articles, the Corporation shall be authorized to issue an unlimited number of common shares. SECTION 8.02 SHARE PROVISIONS. Shares in the authorized capital of the Corporation may from time to time be allotted and issued, and options to purchase shares may be granted, by resolution of the board on such terms and conditions and to such persons as the board may determine. SECTION 8.03 ALLOTMENT. Subject to the articles, shares of the Corporation may be issued at such times and to such persons and for such consideration as the board may determine and the board may from time to time allot or grant options or other rights to purchase any of the shares of the Corporation at such times and to such persons and for such consideration as the board shall determine. SECTION 8.04 COMMISSIONS. Subject to the provisions of the Act, the board may from time to time authorize the Corporation to pay a commission to any person in consideration of such person’s purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares. SECTION 8.05 REGISTRATION OF TRANSFER. Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by such holder’s attorney or successor duly appointed, or

- 10 - upon proper instructions from the holder of uncertificated shares, in each case with such reasonable assurance or evidence of signature, identification and authority to transfer as the board may from time to time require, and upon payment of all applicable taxes and any fees required by the board. SECTION 8.06 TRANSFER AGENTS. REGISTRARS AND DIVIDEND DISBURSING AGENTS. The board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers. The board may also from time to time appoint a dividend disbursing agent to disburse dividends. One person may be appointed to any number of the aforesaid positions. The board may at any time terminate any such appointment. SECTION 8.07 CONCLUSIVENESS OF SECURITIES REGISTER. Subject to the provisions of the Act, the Corporation shall treat the person in- whose name any share is registered in the securities register as absolute owner of such share with full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation’s records or on the share certificate. SECTION 8.08 SHARE CERTIFICATES. Shares of the capital stock of the Corporation may be certificated or uncertificated. Every holder of one or more shares of the Corporation shall be entitled, at such holder’s option, to a share certificate, or to a non-transferable written acknowledgement of such holder’s right to obtain a share certificate, stating the number and class or series of shares held by such holder as shown on the securities register. Share certificates and acknowledgements of a shareowner's right to a share certificate respectively, shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with section 2.02 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of share certificates which are not valid unless counter-signed by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced upon share certificates and every such printed or mechanically reproduced signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate. SECTION 8.09 REPLACEMENT OF SHARE CERTIFICATES. The board or any officer or agent designated by the board may in its discretion direct the issue of a new share certificate in lieu and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken upon payment of such fee, if any, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

- 11 - SECTION 8.10 JOINT SHAREOWNERS. If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share. SECTION 8.11 DECEASED SHAREOWNERS. In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon or other distributions in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agent. ARTICLE NINE DIVIDENDS AND RIGHTS SECTION 9.01 DIVIDENDS. Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareowners according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation. SECTION 9.02 DIVIDEND WIRE TRANSFERS OR CHEQUES. A dividend payable in money shall be paid, at the Corporation’s option, by (a) wire transfer, or (b) cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared, and (i) sent, if by wire transfer, to such registered holder as per the wire instructions provided by such holder in the Corporation’s securities register, or (ii) mailed by prepaid ordinary mail, if by cheque, to such registered holder at the address of such holder in the Corporation’s securities register, unless such holder otherwise directs. In the case of joint holders, the wire transfer or cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and transferred to them as per the wire instructions, or mailed to them at their recorded address. The issuance of the wire transfer or the mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. SECTION 9.03 NON-RECEIPT OF WIRE TRANSFERS OR CHEQUES. In the event of non-receipt of any dividend wire transfer or cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a wire transfer or a cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case. SECTION 9.04 UNCLAIMED DIVIDENDS. To the extent permitted by applicable law, any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

- 12 - ARTICLE TEN MEETINGS OF SHAREOWNERS SECTION 10.01 ANNUAL MEETINGS. The annual meeting of shareowners shall be held at such time in each year and, subject to section 10.03, at such place as the board or failing it, the chairperson of the board may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be distributed to the shareowners and placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. SECTION 10.02 SPECIAL MEETINGS. Subject to compliance with the Act, the board or the chairperson of the board shall have power to call a special meeting of shareowners at any time. SECTION 10.03 PLACE OF MEETINGS. Meetings of shareowners of the Corporation may be held at such place inside or outside of Canada, as the directors may from time to time determine or, in the absence of such a determination, at the place stated in the notice of meeting, or, if no place is stated in the notice of meeting, at the registered office of the Corporation. SECTION 10.04 MEETINGS BY TELEPHONE, ELECTRONIC OR OTHER COMMUNICATION FACILITY. Any person entitled to attend a meeting of shareowners may participate in the meeting, to the extent and in the manner permitted by law, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting. The directors or the shareowners of the Corporation who call a meeting of shareowners pursuant to the Act may determine that the meeting shall be held, to the extent and in the manner permitted by law, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. SECTION 10.05 NOTICE OF MEETINGS. Subject to compliance with the Act, notice of the time and place of each meeting of shareowners shall be given in the manner provided in section 13.01 not less than twenty-one (21) nor more than fifty (50) days before the date of the meeting to each director, to the auditor and to each shareowner who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. A shareowner may in any manner either before, during or after a meeting of shareowners waive notice of or otherwise consent to a meeting of shareowners. SECTION 10.06 CHAIRPERSON, SECRETARY AND SCRUTINEERS. The chairperson of any meeting of shareowners shall be (a) the chairperson of the board, if any; (b) if the chairperson of the board is absent or unwilling to act as chairperson of the meeting of shareowners, the lead independent director; or (c) if neither the chairperson of the board nor the lead independent director is present, or willing to act, the chief executive officer or president and if no such person is present within fifteen (15) minutes after the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be the chairperson. If the secretary and each assistant-secretary of the Corporation is absent, the

- 13 - chairperson shall appoint some person, who need not be a shareowner, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareowners, may be appointed by a resolution or by the chairperson of the meeting. SECTION 10.07 PERSONS ENTITLED TO BE PRESENT. The only persons entitled to be present at a meeting of shareowners shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting. SECTION 10.08 QUORUM. Except as otherwise provided by law or by the articles, a quorum for the transaction of business at any meeting of shareowners shall be not less than two persons present in person, each being a shareowner entitled to vote thereat or a duly appointed proxy for an absent shareowner so entitled, and holding or representing the holder or holders of shares carrying not less than a majority of the voting power of all issued and outstanding shares of the Corporation entitled to vote on a particular matter to be acted on at the meeting, except that, when specified business is to be voted on by one or more classes or series of shares voting as a class, unless otherwise provided by law, regulatory authority or by the articles, the holders of not less than a majority of the voting power of the shares of such classes or series shall constitute a quorum for the transaction of such matter. If a quorum is present at the opening of the meeting of shareowners, the shareowners present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of a meeting of shareowners, the shareowners present in person and entitled to be counted for the purpose of forming a quorum shall have power to adjourn the meeting from time to time to a fixed time and place without notice other than announcement at the meeting until a quorum shall be present, subject to the provisions of the Act, the articles and section 10.16 of this by-law. At any such adjourned meeting, provided a quorum is present, any business may be transacted which might have been transacted at the meeting adjourned. SECTION 10.09 RIGHT TO VOTE. The shareowners entitled to vote at any meeting of shareowners shall be determined in accordance with the provisions of the Act and the articles. SECTION 10.10 PROXIES. Every shareowner entitled to vote at a meeting of shareowners may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareowners, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareowner or such shareowner’s attorney and shall conform with the requirements of the Act and applicable law. SECTION 10.11 TIME FOR DEPOSIT OF PROXIES. The board may specify in a notice calling a meeting of shareowners a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of non-business days, before which time proxies to be used at such- meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary

- 14 - of the Corporation or by the chairperson of the meeting or any adjournment thereof prior to the time of voting. SECTION 10.12 JOINT SHAREOWNERS. If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareowners may, in the absence of the other or others, vote the shares; but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them. SECTION 10.13 VOTES TO GOVERN. At any meeting of shareowners every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes, either upon a show of hands or upon a poll, the chairperson of the meeting shall be entitled to a second or casting vote. SECTION 10.14 SHOW OF HANDS. Subject to the provisions of the Act, any question at a meeting of shareowners shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareowners upon the said question. SECTION 10.15 BALLOTS. On any question proposed for consideration at a meeting of shareowners, and whether or not a show of hands has been taken thereon, any shareowner or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairperson shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareowners upon the said question. SECTION 10.16 ADJOURNMENT. Subject to the articles, if a meeting of shareowners is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the meeting that is adjourned. If a meeting of shareowners is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for required by the Act. SECTION 10.17 ELECTRONIC VOTING BY SHAREOWNERS. Any vote at a meeting of the shareowners may be held, to the extent and in the manner permitted by law, entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility. Any person participating in a meeting of shareowners by electronic means as provided in section 10.04 and entitled to vote at that meeting may vote, to the extent and in the manner permitted by law, by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

- 15 - ARTICLE ELEVEN ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS SECTION 11.01 NOMINATION OF DIRECTORS. Only persons who are nominated in accordance with the provisions of this by-law shall be eligible for election as directors of the Corporation. Nominations of persons for election as directors of the Corporation at any annual meeting of shareowners, or at any special meeting of shareowners called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may only be made: (a) by or at the direction of the board of directors of the Corporation, including pursuant to a notice of meeting, (b) by or at the direction or request of one or more shareowners pursuant to a proposal submitted to the Corporation in accordance with applicable laws or a requisition of meeting submitted to the directors in accordance with applicable laws, or (c) by any person (a “nominating shareowner”) who, at the close of business on the date of the giving of the notice provided for below and on the record date for determining shareowners entitled to vote at such meeting, is a registered holder or beneficial owner of shares that are entitled to be voted at such meeting and complies with the notice and other procedures set forth in this by-law. SECTION 11.02 TIMELY NOTICE. In addition to any other requirements in this by-law and under applicable laws, for a nomination to be made by a nominating shareowner, the nominating shareowner must have given timely notice thereof in proper written form to the secretary of the Corporation. Subject to Section 11.03 below, to be timely, a nominating shareowner’s notice must be received by the Secretary at the principal executive offices of the Corporation: (a) in the case of an annual meeting of shareowners, not less than 30 days prior to the date of the annual meeting of shareowners; provided, however, that if the annual meeting of shareowners is called for a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the nominating shareowner may be made not later than the close of business on the 10th day following the date on which the public announcement of the date of the annual meeting is first made by the Corporation; and (b) in the case of a special meeting of shareowners (which is not also an annual meeting of shareowners), not later than the close of business on the 15th day following the day on which the public announcement of the date of the special meeting of shareowners is first made by the Corporation. SECTION 11.03 PROPER WRITTEN FORM. To be in proper written form, a nominating shareowner’s notice to the Secretary must set forth and include:

- 16 - (a) as to each person whom the nominating shareowner proposes to nominate for election as a director: (i) the name, age, business address and residential address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class or series and number of shares of the Corporation which are controlled or which are owned beneficially or of record by the nominee as of the record date for the meeting of shareowners (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (iv) any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the nominee or any of its affiliates and the nominating shareowner, any person acting jointly or in concert with the nominating shareowner or any of their respective affiliates, (v) a completed director questionnaire in the same form that nominees of the Corporation are required to complete and that requests only information required by applicable law to be disclosed to shareowners, and (vi) any other information relating to the nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and applicable securities laws; and (b) as to the nominating shareowner giving the notice, (i) the name and record address of the nominating shareowner, (ii) the class or series and number of shares of the Corporation which are controlled or which are owned beneficially or of record by the nominating shareowner as of the record date for the meeting of shareowners (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (iii) any derivatives or other economic or voting interests in the Corporation and any hedges implemented with respect to the nominating shareowners’ interests in the Corporation, (iv) any proxy, contract, arrangement, understanding or relationship pursuant to which the nominating shareowner has a right to vote any shares of the Corporation, (v) whether the nominating shareowner intends to deliver a proxy circular and form of proxy to any shareowners of the Corporation in connection with the election of directors, and

- 17 - (vi) any other information relating to the nominating shareowner that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and applicable securities laws. Such notice must be accompanied by the written consent of each nominee to being named as a nominee in any proxy circular for the applicable meeting and any associated proxy card and to serve as a director, if elected. Reference to “nominating shareowner” in this section 11.03 shall be deemed to refer to each shareowner that nominates a person for election as director in the case of a nomination proposal where more than one shareowner is involved in making such nomination proposal. The form of questionnaire may be requested from the Corporation at any time in advance of the deadline for timely notice. SECTION 11.04 DETERMINATION OF ELIGIBILITY. Any of (i) the board of directors of the Corporation, (ii) a committee of the board of directors of the Corporation, (iii) an authorized officer of the Corporation or (iv) the chair of the meeting of shareowners at which an election for directors is held shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded, with no vote taken with respect to such nomination (notwithstanding any proxies with respect to such nomination having been received by the Corporation). In the event that the Corporation receives proxies for any disqualified or withdrawn nominee, such votes shall be treated as abstentions. The Board may, in its sole discretion, waive any requirement in this by-law. SECTION 11.05 DISCUSSION PERMITTED. Nothing in this by-law shall be deemed to preclude discussion by a shareowner (as distinct from the nomination of directors) at a meeting of shareowners of any matter it is entitled to discuss pursuant to the Act. SECTION 11.06 MEANING OF PUBLIC ANNOUNCEMENT. For purposes of this by-law, “public announcement” shall mean disclosure in a press release reported by a national news service in Canada or the United States or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedarplus.com or the Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov/edgar.shtml. SECTION 11.07 NOTICE. Notwithstanding any other provision of the by-laws of the Corporation, notice given to the secretary pursuant to this by-law may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the secretary for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

- 18 - ARTICLE TWELVE DIVISIONS AND DEPARTMENTS SECTION 12.01 CREATION AND CONSOLIDATION OF DIVISIONS. The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis as the board may consider appropriate in each case. The board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the board may consider appropriate in each case. SECTION 12.02 NAME OF DIVISIONS. Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name. ARTICLE THIRTEEN NOTICES SECTION 13.01 METHOD OF SENDING NOTICE. Subject to compliance with all applicable laws, any notice (which term includes any communication or document) to be sent pursuant to the Act, the articles, the by-laws or otherwise to a shareowner, director, officer, auditor or member of a committee of the board shall be sufficiently sent if (i) delivered personally to the person to whom it is to be sent, (ii) delivered to the recorded address or mailed to the recorded address of that person by prepaid mail (iii) sent to that person at the recorded address by any means of prepaid transmitted or recorded communication or (iv) provided as an electronic document to the information system of that person. A notice so delivered shall be deemed to have been sent when it is delivered personally or to the recorded address. A notice so mailed shall be deemed to have been sent when deposited in a post office or public letter box and shall be deemed to have been received on the fifth day after so depositing. A notice so sent by any means- of transmitted or recorded communication or provided as an electronic document shall be deemed to have been sent when dispatched by the Corporation if it uses its own facilities or information system and otherwise when delivered to the appropriate communication company or agency or its representative for dispatch. The secretary or assistant secretary may change or cause to be changed the recorded address of any shareowner, director, officer or auditor or member of a committee of the board in accordance with any information believed by him to be reliable. The recorded address of a director shall be such director’s latest address as shown in the records of the Corporation or in the most recent notice filed under the Corporations Information Act, whichever is the more current. SECTION 13.02 ELECTRONIC DOCUMENTS. A requirement under this by-law to provide a person with a notice, document or other information is satisfied by providing an electronic document in compliance with the Act and the regulations thereunder. SECTION 13.03 NOTICE TO JOINT SHAREOWNERS. If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice

- 19 - to one of such persons shall be sufficient notice to all of them. The address to be used for the purpose of giving notices shall be the recorded address. SECTION 13.04 COMPUTATION OF TIME. In computing the date when notice must be given under any provision requiring a specified number of days’ notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included. SECTION 13.05 UNDELIVERED NOTICES. If any notice given to a shareowner pursuant to section 13.01 is returned on three (3) consecutive occasions because such shareowner cannot be found, the Corporation shall not be required to give any further notices to such shareowner until such shareowner informs the Corporation in writing of its new address. SECTION 13.06 OMISSIONS AND ERRORS. The accidental omission to give any notice to any shareowner, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon. SECTION 13.07 PERSONS ENTITLED TO SHARES BY DEATH OR OPERATION OF LAW. Every person who, by operation of law, transfer, death of a shareowner or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareowner from whom such shareowner derives its title to such share prior to such shareowner’s name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such shareowner became so entitled) and prior to such shareowner furnishing to the Corporation the proof of authority or evidence of its entitlement as provided in the Act. SECTION 13.08 WAIVER OF NOTICE. Any shareowner (or its duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareowners or of the board or committee thereof which may be given in any manner. ARTICLE FOURTEEN FISCAL YEAR SECTION 14.01 FISCAL YEAR. The fiscal period of the Corporation shall terminate on such day in each year as the board of directors may from time to time determine.

- 20 - ARTICLE FIFTEEN EFFECTIVE DATE SECTION 15.01 EFFECTIVE DATE. This by-law is effective from November 7, 2023 and shall continue to be effective unless amended by the directors until the next meeting of shareowners of the Corporation, whereat if same is confirmed or confirmed as amended, this by- law shall continue in effect in the form in which it was so confirmed. SECTION 15.02 REPEAL. Upon the date of this by-law coming into force, By-Law No. 2 of the Corporation, as amended, shall be repealed, provided that such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as appointed under the provisions of this by-law and all resolutions of the shareowners or board or committee thereof with continuing effect passed under any repealed by-law shall continue to be valid except to the extent inconsistent with this by-law and until amended or repealed. This by-law was approved by the directors of the Corporation at a meeting held on the 7th day of November, 2023. This by-law of the Corporation is signed by an officer of the Corporation and hereby made. DATED as of the 7th day of November, 2023. “Samantha Reburn” Samantha Reburn Chief Legal Officer and Corporate Secretary

43 Schedule C COMPENSATION CLAWBACK POLICY (see attached)

1 SANGOMA TECHNOLOGIES CORPORATION COMPENSATION CLAWBACK POLICY The Board of Directors (“Board”) of Sangoma Technologies Corporation (the “Company”) has adopted this Compensation Clawback Policy (this “Policy”) in accordance with the rules and regulations adopted by NASDAQ pursuant to Rule 10D-1, the applicable rules and regulations promulgated by the SEC pursuant to Section 10D of the Exchange Act, and any other applicable rules or standards adopted by the SEC or any national securities exchange on which the Company’s securities are listed from time to time. A. DEFINITIONS For purposes of this Policy, the following terms shall have the following meanings: a. “Applicable Recovery Period” means the three completed fiscal years immediately preceding the Calculation Date for a Material Financial Accounting Restatement. In addition, in the event the Company or its subsidiaries has changed its fiscal year: (i) any transition period of less than nine months occurring within or immediately following such three completed fiscal years shall also be part of such Applicable Recovery Period; and (ii) any transition period of nine to 12 months will be deemed to be a completed fiscal year. s b. “Applicable Rules” means, collectively: (i) the Business Corporations Act (Ontario), as amended from time to time, and any other laws, regulations or requirements applicable to the Company’s (or its subsidiaries’) operations; (ii) any rules or regulations adopted by NASDAQ pursuant to Rule 10D-1; (iii) any applicable rules or regulations promulgated by the SEC pursuant to Section 10D of the Exchange Act from time to time; and (iv) any other applicable rules or standards adopted by the SEC or any national securities exchange on which the Company or its subsidiaries’ securities are listed from time to time. c. “Calculation Date” means, with respect to a Material Financial Accounting Restatement, the earlier to occur of: (i) the date the Board or a committee thereof concludes, or reasonably should have concluded, that the Company or its subsidiaries is required to prepare the Material Financial Accounting Restatement; or (ii) the date a court, regulator or other legally authorized body directs the Company or its subsidiaries to prepare the Material Financial Accounting Restatement. d. “Covered Person” means any Executive Officer. A person’s status as a Covered Person with respect to Erroneously Awarded Compensation shall be determined as of the time of receipt of such Erroneously Awarded Compensation regardless of such person’s current role or status with the Company or its subsidiaries (e.g., if a person began service as an Executive Officer after the beginning of an Applicable Recovery Period, that person would not be considered a Covered Person with respect to Erroneously Awarded Compensation received before the person began service as an Executive Officer, but would be considered a Covered Person with

2 respect to Erroneously Awarded Compensation received after the person began service as an Executive Officer where such person served as an Executive Officer at any time during the performance period for such Erroneously Awarded Compensation). e. “Effective Date” means October 2, 2023. f. “Erroneously Awarded Compensation” means the amount of any Incentive- Based Compensation received by a Covered Person on or after the Effective Date and during the Applicable Recovery Period that exceeds the amount that otherwise would have been received by the Covered Person had such compensation been determined based on the restated amounts in the Material Financial Accounting Restatement, computed without regard to any taxes paid. Calculation of Erroneously Awarded Compensation with respect to Incentive-Based Compensation based on share price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Material Financial Accounting Restatement, shall be based on a reasonable estimate of the effect of the Material Financial Accounting Restatement on the share price or total shareholder return upon which the Incentive- Based Compensation was received, and the Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to NASDAQ (or other applicable exchange) in accordance with the Applicable Rules. g. “Exchange Act” means the United States Securities Exchange Act of 1934, as amended. h. “Executive Officer” means any president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller) and any other executive officer of the Company (as identified pursuant to 17 C.F.R. CFR 229.401(b)), including the Company’s (including its subsidiaries) current or former Chief Executive Officer, President, Chief Financial Officer, Chief Human Resources Officer, Chief Legal Officer, Chief Revenue Officer, Chief Technology Officer, Chief Operating Officer, Managing Directors or any Senior Vice-President of the Company in charge of a principal business unit, division or function, and any other current or former officer or person who performs a significant policy-making function for the Company, including executive officers of Company subsidiaries or the Company’s parent. For the avoidance of doubt, (i) each of these Executive Officers are subject to this Policy, even if such Executive Officer had no direct or indirect responsibility for the errors which required any Material Financial Accounting Restatement, and (ii) executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the issuer; provided, that, policy-making function is not intended to include policy-making functions that are not significant. i. “Financial Reporting Measures” mean measures that are determined and presented in accordance with the accounting principles used in preparing the

3 Company’s financial statements, any measures that are derived wholly or in part from such measures (including, for example, a non-GAAP financial measure (such as IFRS)), and share price and total shareholder return. For the avoidance of doubt, a financial reporting measure need not be presented within the Company’s financial statements or included in a filing with the SEC. j. “Incentive-Based Compensation” means any compensation provided, directly or indirectly, by the Company or any of its subsidiaries that is granted, earned, or vested based, in whole or in part, upon the attainment of a Financial Reporting Measure and any equity-based compensation provided by the Company or any of its subsidiaries, including, without limitation, stock options, restricted stock awards, restricted stock units and stock appreciation rights. Incentive-based compensation does not include base annual salary, compensation which is awarded based solely on service to the Company (e.g. a time-vested award, including time- vesting stock options or restricted share units), nor does it include compensation which is awarded based on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain market share, shipment volume, productivity or environmental performance target). Incentive-Based Compensation is deemed received, earned or vested when the Financial Reporting Measure is attained, not when the actual payment, grant or vesting occurs. k. “Material Financial Accounting Restatement” means a restatement of previously issued financial statements of the Company or its subsidiaries due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required restatement to correct an error in previously- issued financial statements that is material to the previously-issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. l. “NASDAQ” means the Nasdaq Stock Market LLC. m. “Rule 10D-1” means Rule 10D-1 under the Exchange Act, as amended from time to time. n. "Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended. o. “SEC” means the United States Securities and Exchange Commission. B. BACKGROUND a. The Board believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability. The Board has therefore adopted the provisions in this Policy in order to set forth the circumstances and procedures under which the Company or its subsidiaries shall recover Erroneously Awarded Compensation from Covered Persons in accordance with the Applicable Rules.

4 b. In particular, the Board has approved this Policy to comply with the requirements of newly effected listing rules promulgated by NASDAQ, which would require the return of Incentive-Based Compensation paid to Executive Officers in the case of a Material Financial Accounting Restatement under the terms of the Applicable Rules. C. Actions of the Board; Amounts Recoverable Pursuant to this Policy a. The Board shall take such action as it deems appropriate, in its sole and absolute discretion, to recover all Erroneously Awarded Compensation in accordance with the terms of this Policy. In the event the Company or its subsidiaries is required to prepare a Material Financial Accounting Restatement, the Company or its subsidiaries shall recover reasonably promptly from the applicable Executive Officers all Erroneously Awarded Compensation with respect to such Material Financial Accounting Restatement; provided, that, the Company or its subsidiaries may elect not to recover Erroneously Awarded Compensation pursuant to this Policy if, and solely to the extent, the Board or any authorized committee thereof determines that recovery would be impracticable, and one or more of the following conditions, together with any further requirements set forth in the Applicable Rules, are met: (i) the direct expense paid to a third party, including outside legal counsel, to assist in enforcing this Policy would exceed the amount to be recovered, and the Company or its subsidiaries has made a reasonable attempt to recover such Erroneously Awarded Compensation (provided, further, that in connection with a determination pursuant to this clause (i), the Company must have first made a reasonable and documented attempt at recovery and shall provide related documentation to NASDAQ); (ii) recovery would likely cause an otherwise tax- qualified retirement plan to fail to be so qualified under applicable regulations (including the failure to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder); (iii) in the event of a Material Financial Accounting Restatement required due to changes in the applicable financial reporting standards (as determined by the Company’s independent auditor); or (iv) if the recovery of the Incentive-Based Compensation would violate any Applicable rules (including the home-country laws of the Company) (provided, further, that in connection with a determination pursuant to this clause (iv), the Company must obtain an opinion of home country counsel).s b. To the extent that, pursuant to this Policy, the Company or its subsidiaries is entitled to recover any Erroneously Awarded Compensation that is received by a Covered Person, the gross amount received (i.e., the amount the Covered Person received, or was entitled to receive, before any deductions for tax withholding or other payments) shall be returned by the Covered Person. For purposes of this Policy, when compensation is deemed to be “granted,” “earned” or “vested,” the date on which a restatement (including a Material Financial Accounting Restatement) shall be deemed to be required, and the type of restatement for which this provision shall apply, shall be as provided in the Applicable Rules.

5 c. The Board or any authorized committee thereof shall determine, in its sole discretion, the method for recovering Erroneously Awarded Compensation hereunder, which may include, without limitation, any one or more of the following: (i) requiring reimbursement of cash Incentive-Based Compensation previously paid; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (iii) cancelling or rescinding some or all outstanding vested or unvested equity-based awards; (iv) adjusting or withholding from unpaid compensation or other set-off; (v) cancelling or offsetting against planned future grants of equity-based awards; and/or (vi) any other method permitted by applicable law or contract. d. Notwithstanding the foregoing, a Covered Person will be deemed to have satisfied such person’s obligation to return Erroneously Awarded Compensation to the Company or its subsidiaries if such Erroneously Awarded Compensation is returned in the exact same form in which it was received; provided, that, equity withheld to satisfy tax obligations will be deemed to have been received in cash in an amount equal to the tax withholding payment made. D. EXECUTIVE OFFICERS SUBJECT TO THE POLICY a. This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by the Applicable Rules, their beneficiaries, heirs, executors, administrators, or other legal representatives. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company or any of its subsidiaries under any Applicable Rule pursuant to the terms of any policy of the Company (or its subsidiaries) or any provision in any employment agreement, equity award agreement, compensatory plan, agreement, or other arrangement. b. The Company shall file this Policy and, in the event of a Material Financial Accounting Restatement, will disclose information related to such Material Financial Accounting Restatement in accordance with applicable law, including, for the avoidance of doubt, the Applicable Rules. E. INTERPRETATION OF THE POLICY a. This Policy shall be interpreted in a manner that is consistent at all times with the Applicable Rules. The Board and any authorized committee thereof shall take into consideration any applicable interpretations and guidance of the SEC in interpreting this Policy, including, for example, in determining whether a financial restatement qualifies as a Material Financial Accounting Restatement hereunder. Any provision of the Applicable Rules required by the SEC or NASDAQ (or any other applicable exchange), as the case may be, shall be deemed to comply with this Policy. b. The Board and any authorized committee thereof are each authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of the Applicable Rules. It is intended that this

6 Policy be interpreted in a manner that is consistent with the requirements of the Applicable Rules. c. To the extent the Applicable Rules require recovery of Incentive-Based Compensation in additional circumstances besides those specified above, including those set forth below under Section G of this Policy, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company or its subsidiaries to recover any Incentive-Based Compensation (or other forms of compensation) to the fullest extent required or permitted by the Applicable Rules. F. NO INDEMNIFICATION OR INSURANCE RIGHTS a. Notwithstanding anything to the contrary set forth in any agreement with, or the organizational documents of, the Company or any of its subsidiaries, Covered Persons are not and shall not be entitled to indemnification for Erroneously Awarded Compensation or for any claim or losses arising out of or in any way related to Erroneously Awarded Compensation recovered under this Policy. b. Neither the Company nor any of its subsidiaries shall not provide insurance to cover any repayment of Incentive-Based Compensation in accordance with this Policy. c. In no event shall the Company be required to award any Executive Officer with an additional payment if the restated or accurate financial results would have resulted in higher Incentive-Based Compensation. G. ADDITIONAL CLAWBACK REQUIRED BY SECTION 304 OF THE SARBANES-OXLEY ACT; CREDITING OF RECOVERY AMOUNTS a. Notwithstanding anything to the contrary set forth herein, if the Company or its subsidiaries are required to prepare an accounting restatement that results from misconduct (for purposes of the Sarbanes-Oxley Act), then, in accordance with Section 304 of the Sarbanes-Oxley Act, the Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Company for : (i) any Incentive-Based Compensation (including any bonus) or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of such financial document; and (ii) any profits realized from the sale of securities of the Company during that 12-month period (the “Sarbanes-Oxley Clawback Provisions”). b. To the extent that the requirements set forth under Rule 10D-1 would provide for recovery of any Incentive-Based Compensation similarly recoverable by the Company pursuant to the Sarbanes-Oxley Clawback Provisions (including in accordance with this Section G of this Policy) and/or any other recovery obligations (including pursuant to any employment agreements or plan awards), the amount such Executive Officer has already reimbursed the Company shall be credited to the amounts so required to be recovered under Rule 10D-1. For the avoidance of

7 doubt, any amounts recovered by the Company pursuant to Rule 10D-1 does not preclude recovery under the Sarbanes-Oxley Clawback Provisions, to the extent any applicable amounts have not been reimbursed to the Company or its subsidiaries. H. GENERAL PROVISIONS a. This Policy may be amended, modified, supplemented, restated, or amended and restated by the Board from time to time. Changes to this Policy will be communicated to all persons to whom this Policy applies. b. The provisions of this Policy apply to the fullest extent of applicable law (including the Applicable Rules); provided, however, to the extent that any provision(s) of this Policy is found to be unenforceable or invalid under any applicable law (including the Applicable Rules), such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law (including the Applicable Rules). c. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts or derogates from or limits any (i) obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with the Company or any of its subsidiaries, or (ii) other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of any applicable law, including any applicable securities laws or other laws, regulations or listing standards. d. All determinations and decisions made by the Board (or any committee thereof) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its subsidiaries and the persons to whom this Policy applies. Executive Officers (as defined above) are required to acknowledge that they have read this Policy annually. e. If you have questions about the interpretation of any aspect of this Policy, please contact Samantha Reburn, Chief Legal Officer. * * * * * *